NI 43-101 Technical Report
La Libertad Mine
La Libertad Region, Nicaragua

Prepared for:

B2Gold Corp.
Suite 3100, 595 Burrard Street
PO Box 49143
Vancouver, BC
Canada V7X 1J1

Project Number: 1309190

Effective Date: December 31, 2014

Report Date: March 27, 2015

Prepared by:

274 Union Boulevard, Suite 450.
Lakewood, CO 80228

Qualified Persons:

Donald E. Hulse P.E.
William J. Crowl MMSA
Deepak Malhotra Ph.D.

B2Gold Corp.	I
La Libertad Concession	NI 43-101 Technical Report

Date and Signature Page

The effective date of this Technical Report, titled “NI 43-101 Technical Report La Libertad Mine, La Libertad Region, Nicaragua” is December 31, 2014. The report date is March 27, 2015.

Signed,

“signed and sealed“	Dated: March 27, 2015
Donald E. Hulse, PE

“signed and sealed“	Dated: March 27, 2015
William J. Crowl

“signed and sealed“	Dated: March 27, 2015
Deepak Malhotra, PhD

Gustavson Associates, LLC	March 27, 2015
La Lib 43-101 R35

B2Gold Corp.	II
La Libertad Concession	NI 43-101 Technical Report

Summary (Item 1)

The La Libertad Mine (“La Libertad” or “the Mine”) is a producing mine operated by Desarrollo Minero de Nicaragua S.A. (“DESMINIC”), a subsidiary of B2Gold Corp. (B2Gold) The Mine currently produces about 185,000 tonnes of ore per month at a stripping ratio of about 8.5:1, at an average gold grade of approximately 2 g/t. La Libertad is forecast to produce about 135 kOz of gold and 360 kOz of silver in 2015. This forecast includes production that comes from Mineral Resources not yet converted to Mineral Reserves.

Property Description, Location and Ownership

The Mine is located within the municipality of La Libertad, Chontales Department, Republic of Nicaragua, approximately 110 km due east of Managua. B2Gold holds, indirectly through their subsidiary, Desarrollo Minero de Nicaragua S.A. (“DESMINIC”), a 100% interest in one exploitation concession (La Libertad) covering 10,950 hectares, granted on September 6, 1994 for the term of 40 years and three exploration concessions covering a total of 5,796 Ha. The exploitation and exploration concessions form one contiguous block.

Geology and Mineralization

Nicaragua is divided into five provinces that reflect the country’s geological make-up. The Libertad gold district covers an area of approximately 150 km2 within the Central Province. The deposits lie within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups (McBirney and Williams, 1965; Pearsons, 1972). The Oligocene to Miocene age Matagalpa Group consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic to intermediate lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in the Libertad gold district. Pliocene-age mafic lavas and ignimbrites, belonging to the 400 m to 600 m thick Upper Coyol unit, form mesa-like erosional remnants in the region (Darce, 1990).

Within the property there are two well defined mineralized areas, the Mojon trend and the Jabalí area.

The Mojon trend forms a braided stockwork system trending 063° and dipping sub-vertically 75-90° to the SSE. Stockwork/vein zones average 22m wide, with a range from 5-40m. Numerous hanging wall splays are present that are generally narrower and less continuous than the main zone. They are oriented 075°, and have vertical to slightly NNW dips. Au grades in the stockwork zones are generally 0.1 -0.5 g/t Au with occasional spikey values.

Massive veins/vein breccias within the stockwork envelopes have an average true width of about 9m with a range of 1 -20m. Higher gold grades are associated with vuggy, drusy and banded quartz veins. Pyrite (and its oxidized products) is closely related to gold mineralization but is present in small volumes, generally less than 1%.

The Jabali low sulfidation epithermal quartz adularia vein system is hosted in a thick sequence of andesitic flows believed to be part of the Lower Coyol Group. The group consists of individual, feldspar porphyritic andesitic flows ranging in thickness from two meters to five meters to much larger flows 22m to 50m in thickness. Lapilli-tuff and occasionally ash tuff beds of variable thickness separate the flows.

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La Libertad Concession	NI 43-101 Technical Report

The east-west trending Jabali vein system has been traced on surface over a distance of more than six kilometers. To date, ongoing diamond drilling has tested more than 3,950 meters of the Jabali vein system. The vein system dips to the north, varying from 60° to 80° north.

Exploration Status

Exploration by B2Gold in the La Libertad area has been conducted continuously since 2009. In 2009, B2Gold began a mapping and sampling program of the La Libertad concession on a number of low sulfidation epithermal veins along the 20 kilometer epithermal gold vein district. Exploration work includes soil and stream sediment surveys, geophysical surveys, geological mapping and sampling; and trenching over the prospective structures.

Works include:

•	Airborne Geophysics

•	Mapping

•	Geochemical Surveys

•	Surface Sampling

•	Topographic Surveys

•	Core Drilling

Development and Operations

La Libertad is currently in production, producing from two open pits, Mojon and Jabali Central. A third pit, Jabali Antenna, is expected to begin production in 2015. Mining is a traditional truck and loader (excavator) surface operation with drilling and blasting performed by DESMINIC and loading and haulage to the plant or the dumps provided by Santa Fe Ltda, a contracting firm.

Ore is processed through a mill and leach facility with an agitated leach and a carbon in pulp (CIP) circuit. The metals are recovered using adsorption, desorption and recovery (ADR) with electrolytic recovery resulting in the production of gold and silver doré.

Mineral Resource Estimate

B2Gold has continued drilling and exploring the property since its acquisition in 2009. The current resource is contained in five deposits. Table 1 lists the effective date for each Mineral Resource estimate by deposit.

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La Libertad Concession	NI 43-101 Technical Report

Table 1 Resource Estimate Dates

Deposit	Year
Mojon	2014
Jabali Central	2012
Jabali Antenna	2015
Los Angeles	2015
San Juan	2015

La Libertad contains both open pit and underground Mineral Resources. The open pit Mineral Resources at La Libertad have been constrained by Whittle™ economic pit limits. The underground Mineral Resources are constrained by grade and continuity to demonstrate that they have the reasonable probability to be economically viable. They are presented in Table 2. Gustavson has reviewed the Mineral Resource estimates at La Libertad and accepts that these estimates meet the standards for NI 43-101 resources according to their classification. The effective date of the Mineral Resource Estimate is December 31, 2014.

Mineral Resources are not Mineral Reserves and do not demonstrate economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves. The quantity and grade or quality is an estimate and is rounded to reflect the fact that it is an approximation. The Mineral Resource Estimate is summarized in Table 2.

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La Libertad Concession	NI 43-101 Technical Report

Table 2 La Libertad Mineral Resource

Deposit Name	Res Class	Type	Cut off	kTonnes	Au g/t	kOz Au
Mojon	Indicated	OP	0.60	2,091.3	2.10	141.48
Jabali Central	Indicated	OP	0.73	1,982.0	3.01	191.52
Jabali Antenna	Indicated	OP	0.73	1,329.3	4.57	195.20
Spent Ore	Indicated	OP	0.76	4,365.5	0.87	122.11
TOTAL	Indicated			9,768.1	2.07	650.31
Deposit Name	Res Class	Type	Cut off	kTonnes	Au g/t	kOz Au
Mojon	Inferred	OP	0.60	181.7	2.41	14.09
Jabali Central	Inferred	OP	0.73	449.3	3.09	44.64
Jabali Antenna	Inferred	OP	0.73	423.3	3.38	46.04
Los Angeles	Inferred	OP	0.65	207.6	2.57	17.18
Spent Ore	Inferred	OP	0.66	2,440.0	0.70	55.00
SUBTOTAL	INFERRED	Open Pit		3,701.9	1.49	176.95
Deposit Name	Res Class	Type	Cut off	kTonnes	Au g/t	kOz Au
Mojon	Inferred	UG	2.40	497.4	3.79	60.68
Jabali Central	Inferred	UG	2.40	620.1	3.28	65.36
Jabali Antenna	Inferred	UG	2.40	1,094.7	4.72	165.99
San Juan	Inferred	UG	2.40	210.9	6.13	41.53
SUBTOTAL	INFERRED	Underground		2,423.1	4.28	333.56

Notes:
(1)	Mineral Resources are inclusive of Mineral Reserves.
(2)	All open pit Mineral Resources for Libertad are reported within $1,500 per ounce gold pit shells and above various cut-off grades, 0.73 g/t for Jabali, Antenna and Central zones, 0.65 g/t for Los Angeles and 0.60g/t for Mojon. Underground Mineral Resources for Jabali and Mojon are reported outside resource pit shells and above a cut-off grade of 2.4 g/t gold. San Juan Mineral Resources are reported outside the area of small miner activity and above a gold cutoff grade of 2.4 g/t/. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability. Due to the uncertainty which may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resources as a result of continued exploration.
(3)	Mineral Resources numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

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Mineral Reserve Estimate

The Mineral Reserve at La Libertad includes material from three open pits, Mojon, Jabali Central and Jabali Antenna, and a total for Spent Ore sourced from previously heap leached material. The effective date of the Mineral Reserve Estimate is January 1, 2015

Table 3 La Libertad Mineral Reserves

Deposit Name	Res Class	Type	Cut off	kTonnes	Au g/t	kOz Au
Mojon	Probable	OP	0.69	911.1	1.51	44.23
Jabali Central	Probable	OP	0.84	2,159.2	2.74	190.21
Jabali Antenna	Probable	OP	0.84	501.1	4.20	67.67
Spent Ore	Probable	OP	0.76	4,365.5	0.87	122.11
TOTAL	Probable			7,936.9	1.66	424.22

Notes:
Mineral Reserves reported at a $1300 per ounce gold price within design pits.
(1)	Cut-off grades and design pits based on 2015 budget costs.
(2)	Mineral Reserves reported are fully diluted. The amount of dilution applied varies by deposit.
(3)	Mineral Reserves are reported above a cut-off grade as indicated in the above table 3.
(4)	Mineral Reserves numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
(5)	The mining permit for Jabali Antenna is expected to be granted in the second quarter of 2015.

Gustavson Associates, LLC	March 27, 2015

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La Libertad Concession	NI 43-101 Technical Report

Conclusions and Recommendations

La Libertad is currently a profitable open pit operation. Mineral process plant recoveries are 94%, among the best in the industry, with cash operating costs of $767 per troy ounce gold. Results demonstrate that this will be expected to continue for the balance of the life of mine. The mine holds all necessary permits for the current mining and processing operations, and is in full compliance with all of its permits. No significant social or environmental obstacles have been encountered for the remaining permits that are necessary to complete the life of mine plan. The largest risk to the operation is the market price of gold and silver.

Gustavson recommends the following works which may be able to enhance and optimize the project’s performance.

•	Monitor model to mine reconciliation and determine if model is performing to desired levels.

•	Compare model to additional drilling and assess whether an update to the model is required.

•	Perform a change of support study to determine if any corrections to the model are required and if the current level of smoothing is appropriate.

•	Additional drilling to upgrade the current Inferred Mineral Resource to Indicated and to expand the Mineral Resource

•	Further evaluate moving the existing Los Angeles mill and/or the underground potential of the Los Angeles deposit.

•	Examine potential savings of expanding reclamation closure activities as the operation nears the end of its operating life.

The bulk of these work items will be done in the normal course of business by the mine and corporate staff. The additional cost will be the 2015 drilling campaign to upgrade Inferred Resources and increase resources for both surface and underground potential.

The expected work is estimated at $5 million. The 13,100 meters of drilling is distributed according to Table 4.

Table 4 2015 Drill Recommendations

Target Area	Meters	# Holes	Purpose
Mojon Central UG	3,000	25	UG Resource Definition
Jabali Central West (ramp)	3,500	13	UG Resource Definition
Jabali Antenna East	4,800	17	UG Resource Definition
Los Angeles	1,000	10	OP Resource Definition
Other	800	9	Condemnation
TOTAL	13,100	74

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TABLE OF CONTENTS

DATE AND SIGNATURE PAGE			I

SUMMARY (ITEM 1)			II

1	INTRODUCTION (ITEM 2)		1-1

	1.1	TERMS OF REFERENCE AND PURPOSE OF THE REPORT	1-1
	1.2	QUALIFICATIONS OF CONSULTANTS (GUSTAVSON)	1-1
	1.2.1	Details of Inspection	1-2
	1.3	EFFECTIVE DATE	1-2
	1.4	UNITS OF MEASURE	1-2

2	RELIANCE ON OTHER EXPERTS (ITEM 3)		2-1

	2.1	SOURCES OF INFORMATION	2-1

3	PROPERTY DESCRIPTION AND LOCATION (ITEM 4)		3-1

	3.1	PROPERTY DESCRIPTION AND LOCATION	3-1
	3.2	MINERAL TITLES	3-1
	3.2.1	Nature and Extent of Issuer’s Interest	3-1
	3.3	ROYALTIES, AGREEMENTS AND ENCUMBRANCES	3-3
	3.4	ENVIRONMENTAL LIABILITIES AND PERMITTING	3-4
	3.4.1	Environmental Liabilities	3-4
	3.4.2	Required Permits and Status	3-4
	3.5	OTHER SIGNIFICANT FACTORS AND RISKS	3-5

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 5)		4-1

	4.1	TOPOGRAPHY, ELEVATION AND VEGETATION	4-1
	4.2	CLIMATE AND LENGTH OF OPERATING SEASON	4-1
	4.3	SUFFICIENCY OF SURFACE RIGHTS	4-1
	4.4	ACCESSIBILITY AND TRANSPORTATION TO THE PROPERTY	4-1
	4.5	INFRASTRUCTURE AVAILABILITY AND SOURCES	4-2
	4.5.1	Power	4-2
	4.5.2	Water	4-2
	4.5.3	Mining Personnel	4-2
	4.5.4	Tailings Storage Areas	4-2
	4.5.5	Waste Disposal Areas	4-2
	4.5.6	Spent Ore Pad Areas	4-3
	4.5.7	Processing Plant Sites	4-3

5	HISTORY (ITEM 6)		5-1

	5.1	PRIOR OWNERSHIP	5-1
	5.2	HISTORICAL PRODUCTION	5-4

6	GEOLOGICAL SETTING AND MINERALIZATION (ITEM 7)		6-1

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	6.1	REGIONAL, LOCAL AND PROPERTY GEOLOGY	6-1
	6.1.1	Mojon	6-2
	6.1.2	Jabali Area	6-5
	6.2	SIGNIFICANT MINERALIZED ZONES	6-5
	6.2.1	Mojon	6-5
	6.2.2	San Juan	6-5
	6.2.3	Los Angeles	6-8
	6.2.4	Jabali Central and Jabali Antenna Zones	6-10

7	DEPOSIT TYPES (ITEM 8)		7-1

8	EXPLORATION (ITEM 9)		8-1

	8.1	RELEVANT EXPLORATION WORK	8-1
	8.2	AIRBORNE GEOPHYSICS	8-1
	8.3	MAPPING	8-1
	8.4	GEOCHEMICAL SURVEYS	8-1
	8.5	SURFACE SAMPLING	8-2
	8.6	TOPOGRAPHIC SURVEYS	8-3
	8.7	EXPLORATION SAMPLE QUALITY	8-3

9	DRILLING (ITEM 10)		9-1

	9.1	LA LIBERTAD DRILL PROGRAMS	9-1
	9.1.1	Drill Orientations	9-5
	9.1.2	Drill Contractors	9-5
	9.1.3	Core Transport	9-5
	9.1.4	Geological Logging	9-5
	9.1.5	Geotechnical Logging	9-6
	9.1.6	Collar Surveys	9-7
	9.1.7	Downhole Surveys	9-7
	9.1.8	Core Storage	9-7
	9.1.9	Conclusions on Drilling, Sampling and Recovery	9-7

10	SAMPLE PREPARATION, ANALYSIS AND SECURITY (ITEM 11)		10-1

	10.1	METHODS	10-1
	10.1.1	Sample Preparation	10-1
	10.1.2	Sample Analyses	10-2
	10.1.3	Laboratory Certifications	10-2
	10.2	SECURITY MEASURES	10-3
	10.3	ASSAYING QUALITY ASSURANCE AND QUALITY CONTROL (QA/QC) PROGRAM	10-3

	10.4	OPINION ON ADEQUACY	10-4

11	DATA VERIFICATION (ITEM 12)		11-1

	11.1	PROCEDURES	11-1
	11.2	LIMITATIONS AND RECOMMENDATIONS	11-1
	11.3	DATA ADEQUACY	11-1
	11.4	PRODUCTION RECONCILIATION	11-1

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12	MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 13)		12-1

	12.1	TESTING AND PROCEDURES	12-1
	12.2	RELEVANT RESULTS	12-1
	12.3	SAMPLE REPRESENTATIVENESS	12-1
	12.4	SIGNIFICANT FACTORS	12-2

13	MINERAL RESOURCE ESTIMATE (ITEM 14)		13-1

	13.1	ASSUMPTIONS, PARAMETERS AND METHODS	13-1
	13.2	BASIS FOR ESTIMATE	13-1
	13.2.1	Contamination	13-1
	13.2.2	Software	13-2
	13.2.3	Model Setup	13-2
	13.2.4	Economic Mineral Resource Pit Limits	13-2
	13.3	MOJON	13-3
	13.3.1	Database	13-3
	13.3.2	Exploratory Data Analysis	13-5
	13.3.3	Interpretation of 3-D Solids	13-7
	13.3.4	Capping and Compositing	13-7
	13.3.5	Block Model	13-7
	13.3.6	Density	13-8
	13.3.7	Variography	13-9
	13.3.8	Estimation Method	13-9
	13.3.9	Resource Classification	13-10
	13.3.10	Model Validation	13-10
	13.3.11	Visual Comparison	13-10
		13.3.11.1 Model to drillhole true thickness comparison	13-11
		13.3.11.2 Comparison Block Statistics	13-11
		13.3.11.3 Swath Plots	13-12
	13.4	JABALÎ CENTRAL	13-13
	13.4.1	Database	13-13
	13.4.2	Exploratory Data Analysis	13-15
	13.4.3	Interpretation of 3-D Solids	13-15
	13.4.4	Capping and Compositing	13-16
	13.4.5	Block Model	13-17
	13.4.6	Density	13-17
	13.4.7	Grade Estimation	13-18
		13.4.7.1 Variography	13-18
	13.4.8	Estimation Method	13-18
	13.4.9	Resource Classification	13-19
	13.4.10	Model Validation	13-19
		13.4.10.1 Comparison Block Statistics	13-20
		13.4.10.2 Swath Plots	13-20
	13.5	JABALÎ ANTENNA	13-22
	13.5.1	Database	13-22
	13.5.2	Exploratory Data Analysis	13-24
	13.5.3	Interpretation of 3-D Solids	13-24

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13.5.4	Capping and Compositing	13-26
13.5.5	Block Model	13-27
13.5.6	Density	13-28
13.5.7	Grade Estimation	13-28
13.5.7.1 Variography		13-28
13.5.8	Estimation Method	13-29
13.5.9	Resource Classification	13-29
13.5.10	Model Validation	13-30
13.5.10.1 Visual Comparison		13-30
13.5.10.2 Comparison Block Statistics		13-30
13.5.10.3 Swath Plots		13-31
13.5.11	Grade Tonnage Curves	13-33
13.6	LOS ANGELES	13-34
13.6.1	Database	13-34
13.6.2	Geology	13-34
13.6.3	Exploratory Data Analysis	13-35
13.6.4	Interpretation of 3-D Solids	13-36
13.6.5	Capping and Compositing	13-36
13.6.6	Block Model	13-37
13.6.7	Density	13-37
13.6.8	Grade Estimation	13-38
13.6.8.1 Variography		13-38
13.6.9	Estimation Method	13-38
13.6.10	Resource Classification	13-38
13.6.11	Model Validation	13-39
13.6.11.1 Visual Comparison		13-39
13.6.11.2 Model Block Statistics		13-39
13.6.11.3 Swath Plots		13-40
13.6.12	Sensitivity and Capping	13-41
13.6.13	Analysis of Removing Existing Mill	13-41
13.7	SAN JUAN	13-42
13.7.1	Database	13-42
13.7.2	Exploratory Data Analysis	13-44
13.7.3	Interpretation of 3-D Solids	13-46
13.7.4	Capping and Compositing	13-46
13.7.5	Block Model	13-47
13.7.6	Density	13-48
13.7.7	Grade Estimation	13-49
13.7.7.1 Variography		13-49
13.7.8	Estimation Method	13-49
13.7.9	Resource Classification	13-50
13.7.10	Model Validation	13-50
13.7.10.1 Visual Comparison		13-50
13.7.10.2 Comparison Block Statistics		13-50
13.7.10.3 Swath Plots		13-51
13.7.11	San Juan Underground Resource	13-52

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	13.8	MINERAL RESOURCE TABULATION	13-52
	13.9	RESOURCE ESTIMATE RISK FACTORS	13-53
	13.10	RECOMMENDATIONS	13-54

14	MINERAL RESERVE ESTIMATE (ITEM 15)		14-1

	14.1	CONVERSION ASSUMPTIONS, PARAMETERS AND METHODS	14-1
	14.2	RELEVANT FACTORS	14-1
	14.3	MINERAL RESERVE TABULATIONS	14-2

15	MINING METHODS (ITEM 16)		15-1

	15.1	CURRENT MINING METHOD	15-1
	15.2	RELEVANT INFORMATION	15-1
	15.3	RELEVANT PARAMETERS	15-2
	15.4	PRODUCTION RATES, MINE LIFE, UNIT DIMENSIONS AND DILUTION	15-2
	15.5	MINE DESIGN AND LAYOUT	15-4
	15.6	DEVELOPMENT REQUIREMENTS	15-6
	15.7	MINING FLEET AND REQUIREMENTS	15-6

16	RECOVERY METHODS (ITEM 17)		16-1

	16.1	OPERATION RESULTS	16-1
	16.2	FLOWSHEET	16-1
	16.3	OPERATING COSTS	16-2

17	PROJECT INFRASTRUCTURE (ITEM 18)		17-1

	17.1	INFRASTRUCTURE AND LOGISTIC REQUIREMENTS	17-1

18	MARKET STUDIES AND CONTRACTS (ITEM 19)		18-1

	18.1	SUMMARY OF INFORMATION	18-1

19	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT (ITEM 20)		19-1

20	CAPITAL AND OPERATING COSTS (ITEM 21)		20-1

	20.1	CAPITAL COST ESTIMATES	20-1
	20.1.1	Basis for Capital Cost Estimates	20-1
	20.2	OPERATING COST ESTIMATES	20-1
	20.2.1	Basis for Operating Cost Estimates	20-2

21	ECONOMIC ANALYSIS (ITEM 22)		21-1

	21.1	PRINCIPAL ASSUMPTIONS	21-1
	21.2	CASHFLOW FORECASTS AND ANNUAL PRODUCTION FORECASTS	21-1
	21.3	TAXES, ROYALTIES AND OTHER INTERESTS	21-4
	21.4	RESULTS	21-4

22	ADJACENT PROPERTIES (ITEM 23)		22-1

23	OTHER RELEVANT DATA AND INFORMATION (ITEM 24)		23-1

24	INTERPRETATION AND CONCLUSIONS (ITEM 25)		24-1

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	24.1	RESULTS	24-1
	24.2	SIGNIFICANT RISKS AND UNCERTAINTIES	24-1
	24.2.1	Exploration	24-1
	24.2.2	Mineral Resource Estimate	24-1
	24.2.3	Metallurgy and Processing	24-1
	24.2.4	Projected Economic Outcomes	24-1
	24.2.5	Foreseeable Impacts of Risks	24-1

25	RECOMMENDATIONS (ITEM 26)		25-1

	25.1	RECOMMENDED WORK PROGRAMS	25-1
	25.1.1	Costs	25-1

26	REFERENCES (ITEM 27)		26-2

27	GLOSSARY		27-1

	27.1	MINERAL RESOURCES	27-1
	27.2	MINERAL RESERVES	27-1
	27.3	TECHNICAL TERMS	27-2
	27.4	DEFINITION OF TERMS	27-3

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LIST OF TABLES

Table 1 Resource Estimate Dates

Table 2 La Libertad Mineral Resource

Table 3 La Libertad Mineral Reserves

Table 3-1: Details of Mineral Tenement, La Libertad Mine, Nicaragua.	3-3
Table 3-2: Permits for the La Libertad Mine	3-5
Table 5-1 Historical Production at La Libertad	5-4
Table 5-2 B2Gold La Libertad Processing Production History	5-4
Table 9-1 Drill hole summary, Dec 31, 2014	9-3
Table 9-2 Summary of Average Recoveries	9-6
Table 11-1: La Libertad Production Reconciliation, 2012 - 2014 by Year and 2009 – 2014 Total	11-2
Table 12-1 Libertad Mill Production Statistics	12-1
Table 13-1 Drill Hole Database	13-1
Table 13-2 Domain and Weathering Codes - La Libertad	13-2
Table 13-3 Economic Pit Limit Parameters for Mineral Resources	13-3
Table 13-4 Estimation of Mojon Resource Model	13-3
Table 13-5 Mojon Grade Capping by Rock Type	13-7
Table 13-6 Mojon Block Model Parameters	13-7
Table 13-7 Density Values by Rock Type and Weathering	13-9
Table 13-8 Gold Variograms - Mojon Model	13-9
Table 13-9 Mojon Estimation Search Parameters	13-10
Table 13-10 Mojon Resource Classification Criteria	13-10
Table 13-11 Jabali Central Drill Database	13-13
Table 13-12 Capping Values for Jabali Central	13-17
Table 13-13 Jabali Central Block Model Parameters	13-17
Table 13-14 Density Values by Rock Type and Weathering	13-18
Table 13-15 Gold Variograms - Central Model	13-18
Table 13-16 Central Estimation Search Parameters	13-19
Table 13-17 Central Jabali Resource Classification Criteria	13-19
Table 13-18 Block Statistics for Jabali Central	13-20
Table 13-19 Jabali Antenna Block Model Parameters	13-27
Table 13-20 Jabali Antenna Model Codes	13-28
Table 13-21 Density Values by Rock Type and Weathering	13-28
Table 13-22 Gold Variograms – Jabali Antenna Model	13-29
Table 13-23 Jabali Antenna Estimation Search Parameters	13-29
Table 13-24 Jabali Antenna Resource Classification Criteria	13-29
Table 13-25 Global Model Statistics	13-31
Table 13-26 Drill Database for Los Angeles	13-34
Table 13-27 Los Angeles Grade Capping by Rock	13-37
Table 13-28 Los Angeles Block Model Parameters	13-37
Table 13-29 Density Values by Rock Type and Weathering	13-38
Table 13-30 Los Angeles Estimation Search Parameters	13-38

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Table 13-31 Jabali Antenna Interpolation Method Comparison	13-39
Table 13-32 Los Angeles Capped and Uncapped Model Grade Comparisons	13-41
Table 13-33 Drill Database for San Juan Deposit	13-43
Table 13-34 San Juan Capping Values	13-47
Table 13-35 San Juan Block Model Parameters	13-48
Table 13-36 Density Values by Rock Type and Weathering	13-48
Table 13-37 Gold Variograms - San Juan Model	13-49
Table 13-38 San Juan Estimation Search Parameters	13-49
Table 13-39 San Juan Resource Classification Criteria	13-50
Table 13-40 San Juan Grade Interpolation Method Comparison	13-51
Table 13-41 Underground Resource at San Juan	13-52
Table 13-42 La Libertad Mineral Resource	13-53
Table 14-1 Economic Parameters for Pit Design	14-1
Table 14-2 La Libertad Mineral Reserves	14-2
Table 15-1 2014 Actual Production	15-1
Table 15-2 La Libertad pit design parameters	15-2
Table 15-3 La Libertad pit slope design parameters	15-2
Table 15-4 La Libertad Life of Mine Schedule	15-4
Table 15-5 Mobile Equipment Fleet	15-7
Table 16-1 Mill Operating Costs	16-3
Table 17-1 La Libertad Labor	17-1
Table 20-1 La Libertad Capital Costs	20-1
Table 20-2 La Libertad Mine Operating Cost	20-2
Table 21-1 La Libertad Life of Mine Economic Model	21-3
Table 21-1 La Libertad Life of Mine Economic Model (continued)
Table 25-1 -- 2015 Drill Recommendations	25-1

LIST OF FIGURES

Figure 3-1: Location of La Libertad Mine, Nicaragua	3-1
Figure 3-2: B2Gold Mineral Concessions	3-2
Figure 3-3: Mineral Concessions and Easements	3-6
Figure 5-1 La Libertad Production History	5-5
Figure 6-1: Regional Geology, Libertad Property, Chontales Department, Nicaragua	6-1
Figure 6-2: La Libertad area geology	6-2
Figure 6-3: Plan map of 2011 Mojon drillhole location and surface geology	6-3
Figure 6-4: Mojon Vertical Cross Section (looking NE) – Displaying mineralization wireframes and drill hole grades	6-4
Figure 6-5: Plan map of typical mineralized geology on 500 m level	6-6
Figure 6-6: Sample section looking northwest showing typical geology at San Juan	6-7
Figure 6-7: Level plan of Los Angeles Geology	6-9
Figure 6-8: Vertical Cross section of Los Angeles geology looking northeast	6-10
Figure 6-9: Surface geology of the Jabali Central zone	6-11
Figure 6-10: Cross section of Jabali Central (looking East) Mineralization wireframes and drill hole assays	6-12

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Figure 6-11: Plan map of Jabali Antenna Zone drilling	6-13
Figure 6-12: Cross section of Jabali Antenna Zone (looking East) Mineralization wireframes and drill hole assays	6-13
Figure 13-1 Cross Section of Mojon Deposit (looking Northeast)	13-5
Figure 13-2 Mojon Vein Cumulative Frequency Plot – Au	13-6
Figure 13-3 Mojon Stockwork Cumulative Frequency Plot - Au	13-6
Figure 13-4 Mojon Gold Swath Plot East-West	13-12
Figure 13-5 Mojon Gold Swath Plot Vertical	13-13
Figure 13-6 Jabali Central Cross Section (looking northeast)	13-14
Figure 13-7 Cumulative Frequency Distributions for Vein and Stockwork – Jabali Central.	13-15
Figure 13-8 Central Gold Swath Plot East-West	13-21
Figure 13-9 Central Gold Swath Plot Vertical	13-21
Figure 13-10 Jabali Central Grade Tonnage Curve	13-22
Figure 13-11 Jabali Antenna Cross Section (Looking Northeast)	13-23
Figure 13-12 Jabali Antenna Sample Statistics by Domain	13-26
Figure 13-13 Jabali Antenna Composite Statistics by Domain	13-27
Figure 13-14 Jabali Antenna Vein Swath Plot East-West	13-32
Figure 13-15 Jabali Antenna Stockwork Swath Plot East-West	13-32
Figure 13-16 Jabali Antenna Gallery/Fill Swath Plot East-West	13-33
Figure 13-17 Grade Tonnage for Antenna Indicated Mineral Resource	13-33
Figure 13-18 Cross Section of Los Angeles Deposit (Looking Northeast)	13-35
Figure 13-19 Cumulative Frequency Diagrams for Los Angeles Vein and Stockwork	13-36
Figure 13-20 Los Angeles Qtz Bx Gold Swath Plot East-West	13-40
Figure 13-21 Los Angeles Grade Tonnage Curve	13-40
Figure 13-22 Constraint Imposed by Existing Los Angeles Mill	13-41
Figure 13-23 Cross Section of San Juan Deposit (Looking East)	13-44
Figure 13-24 Cumulative Frequency Distributions by Rock Type – San Juan	13-46
Figure 13-25 Composite Statistics by Domain	13-47
Figure 13-26 Vertical long section(looking North) of mined out sectors (MOSECT) with drill hole pierce points	13-49
Figure 13-27 San Juan Gold Swath Plot East-West	13-51
Figure 13-28 Grade tonnage curve comparing different interpolation methods	13-52
Figure 15-1 Mojon Area General Arrangement	15-5
Figure 15-2 Jabali Area General Arrangement	15-6
Figure 16-1 Process Flow Diagram	16-2
Figure 16-2 Plant Area General Arrangement	16-4

LIST OF APPENDICES

Appendix A
Certificates of Authors

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1 INTRODUCTION (ITEM 2)

The La Libertad Mine (“La Libertad” or “the Mine”) is located within the La Libertad mineral tenement, which is located in the municipal area of La Libertad, Chontales Department, Republic of Nicaragua, approximately 110 km due east of Managua, the capital city of Nicaragua and 32 kilometers northeast of Juigalpa. B2Gold holds, indirectly through their subsidiary, Desarrollo Minero de Nicaragua S.A. (“DESMINIC”), a 100% interest in one exploitation concession covering 10,950 hectares, granted on September 6, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RNMC/94. DESMINIC also holds three exploration concessions covering a total of 5,796 Ha.The exploitation and exploration concessions form one contiguous block.

1.1 Terms of Reference and Purpose of the Report

Gustavson Associates, LLC (“Gustavson”) was commissioned by B2Gold to prepare a Technical Report on Mineral Resources and Mineral Reserves for the Mine. The purpose of this report is to present the current Mineral Resource and Mineral Reserve estimates for the properties on the Mine’s concessions, and to enable B2Gold to comply with certain Canadian regulatory requirements.

This report was prepared according to Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects and associated Form 43-101F1 (June 30, 2011), and Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010). The Mineral Resource and Mineral Reserve estimates, interpretations and conclusions reported herein are based on technical data available as of the effective date of this report, December 31, 2014.

During preparation of this report, Gustavson relied in good faith on information provided by B2Gold regarding property ownership, mineral tenure and royalties and agreements (Sections 3.2 through 3.4) . Gustavson has not independently verified the status of the property ownership or mineral tenure presented by B2Gold through the following report:

•	Scott, B. (2011). NI 43-101 Technical Report - Jabali Project, La Libertad Region, Nicaragua, May 12, 2011 (the “2011 Technical Report”);

Information provided in the above report is used in Sections 4, 5 and 6 of this report.

1.2 Qualifications of Consultants (Gustavson)

The Qualified Persons (QPs), as defined by NI 43-101, responsible for this report are:

•	Donald E. Hulse, P.E., Vice President and Principal Mining Engineer, Gustavson;

•	Deepak Malhotra, PhD., President, Resource Development Inc. (RDi); and

•	William J. Crowl, M.S., Associate Principal Geologist, Gustavson.

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Mr. Hulse acted as project manager during preparation of this report, and is specifically responsible for Sections 1 through 4, 13 through 15, and 17 through 26. Dr. Malhotra is responsible for Sections 12 and 16. Mr. Crowl is responsible for Sections 5 through 11.

1.2.1 Details of Inspection

Messrs. Hulse, Malhotra and Crowl visited La Libertad on February 9 and 10, 2015. Specific sites visited included the Mojon and Jabali pits; the core shed and logging area and the process plant, tailings area and refinery.

1.3 Effective Date

The effective date of this report is December 31, 2014.

1.4 Units of Measure

Units of Measure		Abbreviations
Centimeter	cm	Atomic Absorption Spectrometry	AAS
Cubic meter	m2	Canadian Institute of Mining and Metallurgy	CIM
Day	d	Carbon-in-Leach	CIL
Degree	°	Diamond Drill	DD
Gallons per minute	gpm
Gram	g	General and Administrative	G&A
Gram per tonne	g/t	Global Positioning System	GPS
Greater than	>	Inverse Distance Squared	ID2
Hectare	ha	Joint Ore Reserves Committee	JORC
Kilo (thousand)	K	National Instrument 43-101	NI 43-101
Kilogram	kg	Nearest Neighbor	NN
Kilometer	km	Net Present Value	NPV
Less than	<	Rock Quality Designation	RQD
Milligram	mg	Professional Geologist	P.Geo.
Millimeter	mm	Selective Mining Unit	SMU
Million	M	Universal Transverse Mercator	UTM
Ounces x 1000	Koz	Quality Assurance/Quality Control	QA/QC
Ounces per ton	oz/t	Diamond Drill Core Diameter BQ=36.5 mm NQ=47.6 mm HQ=63.5 mm BTW=42.0 mm NTW=57.0 mm
Parts per billion	ppb
Parts per million	ppm
Percent	%
Pound(s)	lb(s)
Square foot	ft2
Square inch	in2	Conversions 1 g/t = 1ppm = 1000 ppb 1 ounce (troy) = 31.1034 grams
Tonne	t
Tonnes x 1000	Ktonnes

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2 RELIANCE ON OTHER EXPERTS (Item 3)

2.1 Sources of Information

During preparation of this report, Gustavson relied in good faith on information provided by B2Gold regarding property ownership, mineral tenure and royalties and agreements (Sections 3.2 through 3.4) . Gustavson has not independently verified the status of the property ownership or mineral tenure presented by B2Gold through the following report:

•	Scott, B. (2011). NI 43-101 Technical Report - Jabali Project, La Libertad Region, Nicaragua, May 12, 2011 (the “2011 Technical Report”);

Information provided in the above report is used in Sections 4, 5 and 6 of this report.

As La Libertad is an operating property, Gustavson has relied on production reports and mine and plant productivity statistics to compare with published reports.

For the work completed by B2Gold, the Authors have relied on the expertise of the following individuals employed by B2Gold:

•	Kevin Pemberton,

•	Brian Scott,

•	Tyler McKinnon,

•	Susan Meister,

•	Mike Glover,

•	Dale Craig.

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3 PROPERTY DESCRIPTION AND LOCATION (ITEM 4)

3.1 Property Description and Location

La Libertad Mine is located approximately 110 kilometers due east of Managua, the capital city of Nicaragua and 32 kilometers northeast of Juigalpa. The property is situated near the town of La Libertad in La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua. The geographic coordinates of the project are approximately 12° 13’ N latitude, 85° 10’ W longitude. The datum survey point for the property group is pegged at 1,355,277.57 m north and 704,476.63 m east, UTM Zone 16. A map showing the general property location is presented in Figure 3-1.

Figure 3 1: Location of La Libertad Mine, Nicaragua

3.2 Mineral Titles

3.2.1 Nature and Extent of Issuer’s Interest

B2Gold, indirectly through their subsidiary, DESMINIC, holds a 100% interest in one exploitation concession covering 10,950 hectares, granted on September 6, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RNMC/94. In addition, B2Gold holds three exploration concessions covering a total of 5,796 Ha. The exploitation and exploration concessions form one contiguous block. Figure 3-2 is a detailed map of the B2Gold mineral concessions.

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Figure 3 2: B2Gold Mineral Concessions

DESMINIC is a recognized Nicaraguan company (RUC No. 120500-9040) that was publicly authorized by Public Notary of Nicaragua, Dr. Alejandro Carrion Abaunza on May 12, 2000 and Inscribed with # 962, pages 357/381, volume 32, Book Two of Corporations; and inscribed with No. 5170, page 273/274, volume 12 of the Book of Persons, both of the Public Registry of Masaya.

B2Gold is earning into 80% of the Cerro Quiroz claim that lies contiguous to and east of the La Libertad concession. This was obtained in 2010 from Condor Resources PLC (Condor), a company listed on the Alternative Investment Market of the London Stock Exchange, via a claim swap. Condor and B2Gold have agreed to incorporate two new companies in Nicaragua, La India Gold SA and Cerro Quiroz Gold S.A. and transfer the Cerro Quiroz, Espinito-San Pablo and La India concessions to the new companies. The principal terms of the transaction are:

1.	La India Gold SA will be 80% directly owned by Condor and 20% indirectly by B2Gold.

2.	Cerro Quiroz Gold SA will be 80% indirectly owned by B2Gold and 20% directly by Condor.

3.

B2Gold will cause the transfer of La India and Espinito-San Pablo concessions (both in La India District) to La India Gold SA and Condor the transfer of Cerro Quiroz Concession to Cerro Quiroz Gold SA. The transfer of the concessions was approved by the Ministry of Energy and Mines.

4.

The 80% shareholder of each new company shall complete at their own cost, not less than 2,000 meters of drilling on the concession under their 80% ownership within 2 years of receiving all permits required to drill including land access rights.

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Annual fee payments on the mineral concession escalate from US$0.25 per hectare to US$8.00 per hectare over the first 10 years, and are US$12.00 per hectare thereafter. The exploitation and exploration concessions form one contiguous block. Figure 3-3 shows mineral concessions and easements.

Table 3 1: Details of Mineral Tenement, La Libertad Mine, Nicaragua.

			UTM Coordinates
		Vertex	Northing	Easting
Mineral Claim	La Libertad	1	1,354,000	691,000
Mining Concession Title	032-RN-MC/1994	2	1,354,000	695,000
Area (Hectares)	10,950	3	1,356,000	695,000
Type	Exploitation	4	1,356,000	699,000
		5	1,367,000	699,000
		6	1,357,000	705,000
		7	1,359,000	705,000
		8	1,359,000	713,000
		9	1,354,000	713,000
		10	1,354,000	705,000
		11	1,351,000	705,000
		12	1,351,000	695,000
		13	1,349,000	695,000
		14	1,349,000	691,000

Mineral Claim	Buenaventura	1	1,349,000	691,000
Mining Concession Title	200-RN-MC/2002	2	1,349,000	695,000
Area (Hectares)	2,350	3	1,351,000	695,000
Type	Exploration	4	1,351,000	698,000
		5	1,350,000	698,000
		6	1,350,000	700,000
		7	1,347,000	700,000
		8	1,347,000	693,000
		9	1,693,000	348,000
		10	1,348,000	692,000
		11	1,348,500	692,000
		12	1,348,500	691,000
Mineral Claim	Cuernos de Oro	1	1,354,000	690,400
Mining Concession Title	18-DM-101-2008	2	1,354,000	695,000
Area (Hectares)	1,196	3	1,356,600	695,000
Type	Exploration	4	1,356,600	690,400
Mineral Claim	Cerro Quiroz	1	1,354,000	713,000
Mining Concession Title	20-DM-207-2010	2	1,354,000	717,500
Area (Hectares)	2,250	3	1,359,000	713,000
Type	Exploration	4	1,356,000	717,500

Note: Coordinates are in UTM NAD 27 Zone 16

3.3 Royalties, Agreements and Encumbrances

La Libertad is also subject to a royalty interest granted to Inversiones Mineras S.A. (“IMISA”), a holding company formed to represent unionized mine workers in Nicaragua, equal to 2.0% of the value of total production of gold and silver from the La Libertad exploitation concession. In Nicaragua, the government is entitled to an ad valorem tax over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. Under Nicaraguan law, the ad valorem tax paid is considered a deductible expense for purposes of computing corporate income tax. However, when this law was enacted, it included a grandfathering rule which allowed concessions granted prior to this law to continue operating under its existing regime. Under the mining law applicable at the time, the amount paid as ad valorem tax is applied as a direct credit against corporate income tax. The total royalty payable on La Libertad production is 5.0% . In addition, under Nicaraguan law, small scale or artisanal miners have the right to exploit secondary veins up to a total surface area that may not exceed 1% of the total area granted under a concession. Artisanal mining activities continue on the concession.

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3.4 Environmental Liabilities and Permitting

3.4.1 Environmental Liabilities

Due to historic mining and processing, there is the possibility of historic mercury contamination. From 1900 to 1935, British companies processed mineralized rock using stamp mills and mercury amalgamation.

Prior to 1988, tailings from the later floatation/cyanidation processing were dumped directly into the Rio El Tigre. Construction of a tailings dam was completed in 1988, and the tailings were stored there on site.

3.4.2 Required Permits and Status

To carry out exploration activities such as geophysics, geo-chemistry, trenching and drilling, permits are required in Nicaragua from the Ministry of Natural Resources and Environment (MARENA). Following the submission of a plan of work report and an Environmental Impact Study to MARENA, exploration work including diamond drilling, trenching, soil sampling and geological mapping was permitted under Administrative Resolution No. 08-2008, dated May 12, 2008 and issued to DESMINIC by MARENA. B2Gold is operating under that Permit issued on May 12th, 2008 with new exploration programs added to the existing permit as addendums.

The necessary permits are listed in Table 3-2.

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Table 3 2: Permits for the La Libertad Mine

Item	Permit	Date Granted	Status
1	Mojon Project	Jul-96	Current
2	Mojon Extension (Esmeralda, Sta Elena, Sta Maria)	Jun-05	Current
3	Technical Conversion (Mill, Tailings Dam, Spent Ore	Apr-08	Current
4	Exploration and Mining (La Libertad, Sto Domingo)	May-08	Current
5	Provision of Electricity to Orosi	Aug-08	Current
6	Adendum I Exploration La Libertad-Dto Domingo	Nov-10	Current
7	Adendum II Exploration La Libertad-Dto Domingo	Sep-11	Current
8	Exploration San Antonio, El Gallo	Jun-12	Current
9	Jabali Central	Oct-12	Current
10	Exploration La Tranca	Dec-13	Current
11	Exploration El Quiroz		Review
12	Extension of Exploration San Antonio El Gallo	Dec-14	Current
13	Deposition of Tailings in Crimea Pit	Jun-15	Current
14	Modification of Technical Conversion (Tailings Dam raise	Dec-14	Current
15	Conversion of Mojon Mining System	Jan-15	Current
16	Modification of Technical Conversion (Tailings Dam raise 506	Dec-15	Current
17	Jabali Antenna		Pending
18	Los Angeles		Pending
19	Exploration Angeles Norte, Socorro, Esperanza)		Submitting

The Jabali Antenna exploitation permit has been submitted and approval/receipt is expected in the first or second quarter of 2015. Other permits have been granted in a timely manner and Gustavson believes that there is minimal risk in the granting of this permit.

3.5 Other Significant Factors and Risks

In addition to the required permits from the appropriate governmental agencies, DESMINIC holds four rights of way with the owners of the surface rights thereof, to permit the construction and operation of an elevated electrical transmission line. These rights of way are granted in perpetuity and the agreements are filed with the notary Raul Antonio Novoa Marenco in the city of Leon, Nicaragua between July 25 and 27, 2012.

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Figure 3 3: Mineral Concessions and Easements

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4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 5)

4.1 Topography, Elevation and Vegetation

The area is characterized by hilly terrain ranging in elevation from 400 meters to 835 meters above sea level. Cerro El Chamarro, located five kilometers northeast of the town of La Libertad, is the highest point on the concession at 835.2 meters above sea level. The Mine is situated in the western end of the exploitation concession, approximately four kilometers northwest of the town of La Libertad. The vein outcrops along the Cerro Mojón ridge. It is the highest point in the immediate area at approximately 630 meters above sea level. The surrounding topography is characterized by gently sloping terrain, reaching a low of approximately 500 meters above sea level.

Vegetative cover is primarily second growth shrubs, small trees, and grasses.

4.2 Climate and Length of Operating Season

The most salient climatic characteristic of the region are pronounced wet and dry seasons. The wet season occurs in May through to November, with the highest precipitation occurring usually in June, July and August. Temperature variation in Nicaragua is mainly a function of altitude. Nationally, temperature varies between 21°C in the upper parts of the central mountain ranges to 29°C in the Pacific coastal regions. Statistical records indicate an annual average rate of evaporation of approximately 2,050 millimeters, higher than the average annual precipitation of approximately 1,876 millimeters. The highest monthly evaporation rates of approximately 235 millimeters coincide with the driest and hottest months (March and April).

4.3 Sufficiency of Surface Rights

The surface rights in the Mojon, Los Angeles and San Juan area are held via fee ownership and are sufficient for the current project

In the Jabali area, surface land rights are presently owned by private parties and the mayorality of the town of Santo Domingo. The Company negotiated with the land owners to obtain surface access to conduct exploration carried out in the area in 2009 and 2010. The Company has purchased the surface rights over approximately 50% of the area of the current Jabali Inferred Mineral Resource and is currently negotiating the purchase of the remainder.

There is a person with no title currently occupying the remaining Jabali property although DESMINIC has obtained two court orders concerning the property. The first confirms the location with the office of the cadaster, and the second grants the right of forced sale to DESMINIC of the property. This grants adequate surface rights for operations of the entire life of mine plan.

4.4 Accessibility and Transportation to the Property

Access to the La Libertad property is 201 kilometers by paved road from Managua to Juigalpa, the capital city of the Department of Chontales. From Juigalpa, a newly paved road (paver stones) leads northeast for 30 kilometers to the town of La Libertad. Access to the mine site is along a five kilometer, secondary unsurfaced road that originates at the entrance to the town of La Libertad. In total, the Mine is 236 kilometers from Managua.

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A private haul road has been constructed between the Jabali mining area and the plant site. Upgrades were also completed to the public road between the town of La Libertad and Santo Domingo. The Mine improved the public road including the installation of bridges and the Government surfaced the road with paving stones.

4.5 Infrastructure Availability and Sources

4.5.1 Power

Power for the Mine is purchased from the national grid. There are high voltage power lines that provide power to Santo Domingo. However, the power supply can be limited. Service to the mine is via a dedicated 138kVA line which is fed from a substation near Juigalpa. The existing transformer has a capacity of 20 MW, and current mine consumption is 7.5 MW.

4.5.2 Water

An adequate water supply exists at the Mine for year round operation. Process water for the ADR comes predominantly from the tailings sub-drain (250 gpm) and from the sub-drain of the backfilled Crimea pit (waste dump #7), which is potable (300gpm). Supplemental process water is available from the Paslama River (up to 900 gpm).

4.5.3 Mining Personnel

Most of the non-professional staff at the Mine come from the surrounding towns in the area. The town of La Libertad, some five kilometers by an unsurfaced secondary road, has a local population of just over 9,000. Several other small towns are located within close proximity of the Mine. The area has a long history of mining and ranching, and a local labor force skilled in small-scale mining is available. Many of the higher-skilled jobs, such as supervisory and professional designations, are filled by people from Managua as well as elsewhere in Central and South America. Most machinery and equipment required at the Mine is imported. The transportation network is well established.

4.5.4 Tailings Storage Areas

A conventional tailings storage facility (TSF) is located near and just below the plant and office area. The TSF was constructed when the project shifted from a heap leach to a Carbon in Pulp (CIP) plant in 2008. Since that time the permit has been modified twice to raise the impoundment in 2014 and 2015. In addition, the deposition of tailings in the mined out Crimea pit was permitted. As of the effective date of the report, there is remaining operating capacity for 9.75 million tonnes or until June 2019, sufficient to complete the current life of mine plan.

4.5.5 Waste Disposal Areas

There are two waste disposal areas. Waste Dump No 5 occupies about 0.57 Ha, and Waste Dump No 7 occupies about 1.28 Ha. The waste exhibits no potential for acid drainage. Additional details are presented in Section 19.

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4.5.6 Spent Ore Pad Areas

There is an existing spent ore pad area which occupies approximately 0.41 Ha. When the project was converted from a heap leach to a CIP plant, the reprocessing of these ores was included to recover additional gold remaining after heap leaching. This material is considered as part of the current Mineral Reserve.

4.5.7 Processing Plant Sites

The process plant site was constructed in the area previously occupied by cells 1 and 2 of the existing heap leach facility. The plant layout provided that the mill foundations could be placed directly on bedrock.

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5 HISTORY (ITEM 6)

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March 2007 totaled 6.7 million tonnes, at a grade of 1.66 g/t of gold, producing 207,000 ounces. During this time, the size of crushed material on the heap leach pad varied and resulted in low gold recoveries; as a result the spent leach material is being reprocessed through the current mill facility.

5.1 Prior Ownership

During the past century, mining and ranching have been the main economic activities in the area, with mines in the La Libertad-Santo Domingo area developed by large companies, small local ventures, and individual miners. Individually, the local miners and prospectors are known as güiriseros, or small miners. In the past, both large and small mine operations typically employed stamp mills and arrastras (small artisanal mills) for processing ore, and mercury amalgamation techniques to recover the gold. In the mid-1950s, larger scale mining companies began to use more conventional milling, gravity separation techniques and cyanide to recover the gold from local deposits.

Underground mining operations in the Santo Domingo area first began in 1862 at the El Jabalí Mine and continued until the mid-1970s. Important mines developed during this period include: El Jabalí, which belonged to Companía Anónima de El Jabalí; Monte Carmelo, owned by Victoria Salinas; and La Tranca, owned by the Pellas and Company. No larger-scale mining operations have been in production in the Santo Domingo area for the last 20 years; however, small miner activity and “arrastra” (local artisanal milling) operations have continued.

Larger scale mining operations at La Libertad started in the middle of the last century at the San Juan and Babilonia areas. From 1900 to 1935, British companies extracted mineralized rock from the Santa Elena, Crimea, Santa María, San Juan, Tres Amigos, Zopilote, and Azul areas. Approximately 200,000 tonnes of ore, with an average grade of 15 g/t gold, was mined during this time. The ore was processed at a rate of 20 tpd to 40 tpd using a stamp mill. Gold was recovered by mercury amalgamation techniques.

From 1943 to 1945, the Neptune Mining Company conducted geological exploration in the Santa Elena and Santa María areas, however, no mining took place. From 1956 to 1979, an American company, Lemans Resource, mined the Santa Elena-Crimea deposit. The ore was processed in a mill at a rate of 40 stpd. Gold was recovered through flotation and cyanidation of the concentrate.

Prior to the Sandinista period, Nicaragua was an important contributor in the Central American gold market. In November 1979, the Sandinista government nullified all mining concessions issued by the previous administration and nationalized all mining companies operating in the country. As a result, average annual gold production for the period 1975 through 1979 dropped to an estimated 69,400 troy ounces.

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Throughout the 1980s, the Sandinista government sought assistance for the mining sector in both Western and Eastern Europe. The United Kingdom, the Soviet Union, Sweden, and Bulgaria all provided institutional support to the Nicaraguan mining industry. However, due to low availability of capital most facilities had to make do with old and substandard equipment.

Large-scale mining operations at La Libertad were suspended in November 1979 until the mining industry was nationalized in 1981. In 1982, mining of the Santa Elena deposit resumed under INMINE (Instituto Nicaragüense de la Minería). From 1984 to 1989, a crushing and grinding facility was installed and the capacity of the mill increased from 40 stpd to 120 stpd, using the same flotation/cyanidation technology for gold recovery. Tailings were being dumped directly into the Río El Tigre until a tailings dam was constructed northeast of the mill in 1988.

Mining operations at Santa Elena were suspended in 1991 and the San Juan vein became the main source of ore.

In 1991, the Chamorro Administration began its efforts to privatize Nicaraguan mining enterprises as part of an overall plan for economic stabilization and structural reform. It was hoped that foreign investment would boost mining production and provide employment and stability in regions dependent on mining. The Chamorro Administration agreed to privatize 25 percent of the national mineral resources to the Nicaraguan mine workers. This resulted in the formation of Inversiones Mineras S.A. (IMISA), a profit-oriented company privately held by the Nicaraguan mine workers. Technical and administrative assistance for IMISA was contracted from former INMINE officials. The remaining interest in select facilities was put out to international tender.

La Libertad went out to tender in 1992. On April 11, 1994, a Presidential Decree was issued authorizing the privatization of La Libertad mining assets. Effective August 26, 1994, an agreement between Greenstone de Nicaragua S.A. (GRENICA), a wholly owned subsidiary of Greenstone Resources Canada Ltd., and IMISA resulted in the formation of a new company called Minera Nicaragüence S.A. (MINISA). The new company was formed with the purpose of developing a large-scale gold mining operation out of the La Libertad operation. At this time, small miners were active on site, processing their gold using stamp mills, grinding and mercury amalgamation.

MINISA was originally owned 75% (51,450 shares) by GRENICA and 25% (17,150 shares) by IMISA (68,600 total shares). IMISA vested in its 25% of MINISA by virtue of contributing the existing assets at La Libertad, including the exploitation and exploration concessions (which included a 3% royalty payable to the Nicaraguan government). These assets were conveyed to IMISA by the Nicaraguan government and the IMISA shares were pledged to the Nicaraguan government, until such time as IMISA paid $1,715,000 to the government. GRENICA became vested once it had contributed a total of $5.325 million to the project and issued 468,100 Greenstone Common Shares.

As a requirement of privatization, MINISA was required to complete a feasibility study for an operation producing greater than 50,000 ounces of gold per year. Compliance was met with the submittal of a feasibility study in October 1995. GRENICA was required to fund the feasibility as well as any cash losses from the existing operation. It was also required to fund a limited rehabilitation program of the existing operation. At December 31, 1995, GRENICA had met all vesting conditions for the 75% interest in MINISA. In September 1996, GRENICA acquired the remaining 25% minority interest from IMISA through the acquisition of all the shares of MINISA held by IMISA. The purchase price consisted of:

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•	a cash payment of $13,125,000, directed by IMISA to be paid to shareholders;

•	a cash payment of approximately $350,000 in satisfaction of existing obligations to IMISA in connection with GRENICA’s and IMISA’s shareholdings in MINISA; and

•	a 2% net smelter royalty in favor of IMISA on future production from areas within the La Libertad mining area.

Under MINISA, La Libertad mine site was rehabilitated and operations continued from mid-1994 until October 1996, when MINISA shut down the operation to prepare for the heap leach operation.

GRENICA, through MINISA, operated the mine from 1997 to mid-1999, as a heap leach operation, mining 3.1 million tonnes at a grade of 1.9 g/t gold and producing 103,000 ounces of gold.

By 1999, GRENICA was suffering financial difficulties, and all mining and exploration activities at La Libertad ceased in August of that year. Leslie Coe, an individual investor acquired MINISA by repaying GRENICA’s debt to vendors. The name of the new company was Desarollo Minero de Nicaragua S.A. (DESMINIC). In February 2001, Leslie Coe sold 50% of DESMINIC to RNC Resources Limited (RNC), a private international business incorporated in Belize in March 2001, and 40% to Auric Resources Corp. Leslie Coe retained a 10% interest in DESMINIC.

In early 2001, DESMINIC rehabilitated the heap leach operation at La Libertad, and resumed operations.

In July 2003, RNC acquired Auric Resources Corp.’s interest in DESMINIC and, in September 2003, Leslie Coe’s remaining 10% interest, thereby obtaining 100% ownership. RNC Gold Inc., a publicly traded Canadian company, became the owner of all the assets of RNC, including DESMINIC, in December 2003 as a result of a reverse take-over of Tango Mineral Resources Inc. by RNC and a name change of Tango Mineral Resources Inc. to RNC Gold Inc. In February 2006, Yamana Gold Inc. acquired DESMINIC along with all the other assets of RNC Gold Inc. as a result of a merger between the two companies.

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported as being for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March, 2007 totaled 6.7 million tonnes, at a grade of 1.66 g/t gold, producing 207,000 ounces of gold. During this time, the size of crushed material on the heap leach pad varied and resulted in low gold recoveries; as a result the spent leach material is being reprocessed through the current mill facility.

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On July 6, 2006, Glencairn Gold Corporation (Glencairn) purchased a 100% interest in La Libertad from Yamana Gold Inc., along with a 60% interest in the Cerro Quema Gold Project in Panama. The total consideration for the above two acquisitions was 32 million Glencairn common shares.

AMEC conducted testwork and studied potential for conversion of the heap leach process to conventional milling for Glencairn, completing a scoping study in May 2007. Results were positive, and open pit mining was halted in March 2007 in order to proceed with the process upgrade. Glencairn commissioned a feasibility study, and investigated sources of mill equipment.

Glencairn underwent a name change to Central Sun Mining Inc. (Central Sun) on November 29, 2007. Along with the corporate name change, the La Libertad operation was renamed the Orosi Mine.

Ownership of DESMINIC, B2Gold’s subsidiary that holds the mineral title, passed through several companies as a result of mergers and acquisitions, until July 6, 2006, when Central Sun purchased a 100% interest in La Libertad Mine. B2Gold acquired Central Sun on March 26, 2009 and completed the construction of the mill in the fourth quarter of 2009 and commenced ore processing at La Libertad Mine on December 15, 2009.

5.2 Historical Production

Summarizing from above, gold production in the La Libertad area, prior to B2Gold’s involvement is summarized below:

Table 5 1 Historical Production at La Libertad

Period	Tonnes	Au Grade	Produced Ounces
1900 to 1935	200,000	15.0
1975 to 1979			Ann. average of 69,400 oz
1997 to mid 1999	3,100,000	1.9	103,000
2001 to 2007	6,700,000	1.66	207,000

Table 5 2 B2Gold La Libertad Processing Production History

Year Ending	Ore Processed (M tonnes)	Mill Head Grade (gpt)	Au Ounces Produced (troy ounces)
2010	1.499	1.61	62,109
2011	1.992	1.72	99,567
2012	2.041	1.80	108,935
2013	2.015	2.29	138,726
2014	2.190	2.26	149,763
Total	9.737	1.96	559,100

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Source: Reported figures from B2Gold press releases

Figure 5-1 shows the production growth during B2Gold’s operation of the mine. The increase in produced ounces of gold is augmented by both grade increases and improvements in metallurgical recovery.

Figure 5-1 La Libertad Production History

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6 GEOLOGICAL SETTING AND MINERALIZATION (ITEM 7)

6.1 Regional, Local and Property Geology

Nicaragua is divided into five provinces that reflect the country’s geological make-up: the Coastal Plains of the Pacific, the Nicaraguan Depression or Graben, the Central Interior Province, the Northern Province and the Plains of the Atlantic Coast (Figure 6-1).

The Libertad gold district covers an area of approximately 150 km2 within the Central Province. The deposits lie within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups (McBirney and Williams, 1965; Pearsons, 1972). The Oligocene to Miocene age Matagalpa Group consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic to intermediate lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in the Libertad gold district. Pliocene-age mafic lavas and ignimbrites, belonging to the 400 m to 600 m thick Upper Coyol unit, form mesa-like erosional remnants in the region (Darce, 1990). Several small felsic to mafic intrusive bodies of similar Tertiary age are distributed along northeast-southwest structural trends (Figure 6-2).

GEOLOGÍA
HONDURAS
EL SALVADOR
Océano Pacífico
Mar Caribe
La Libertad - Jabalí
LEYENDA
COSTA RICA

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Figure 6 2: La Libertad area geology

6.1.1 Mojon

The Mojon trend forms a braided stockwork system trending 063° and dipping sub-vertically 75-90° to the SSE. Stockwork/vein zones average 22m wide, with a range from 5-40m. Numerous hanging wall splays are present that are generally narrower and less continuous than the main zone. They are oriented 075°, and have vertical to slightly NNW dips. Au grades in the stockwork zones are generally 0.1 -0.5 g/t Au with occasional spikey values.

Massive veins/vein breccias within the stockwork envelopes have an average true width of about 9m with a range of 1 -20m. Higher gold grades are associated with vuggy, drusy and banded quartz veins. Pyrite (and its oxidized products) is closely related to gold mineralization but is present in small volumes, generally less than 1%.

Host rocks are moderately altered immediately adjacent to the stockwork and veining zones. Alteration types are typically silica and argillic with minor amounts of propylitic.

Surface saprolite alteration is developed to a depth of approximately 15-20m. See Figure 6-3 and Figure 6-4 for examples of general geology at surface and in section.

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Figure 6-3: Plan map of 2011 Mojon drillhole location and surface geology

Note: Light blue is stockwork, red is quartz vein/breccia). The shaded grey area is the 1350 Whittle outline. Green drillholes have been added since the previous estimate.

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Figure 6-4: Mojon Vertical Cross Section (looking NE) – Displaying mineralization wireframes and drill hole grades

Note: Stockwork in light blue, vein in red.

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6.1.2	Jabali Area

The Jabali low sulfidation epithermal quartz adularia vein system is hosted in a thick sequence of andesitic flows believed to be part of the Lower Coyol Group. The group consists of individual, feldspar porphyritic andesitic flows ranging in thickness from two meters to five meters to much larger flows 22m to 50m in thickness. Lapilli-tuff and occasionally ash tuff beds of variable thickness separate the flows.

The east-west trending Jabali vein system has been traced on surface over a distance of more than six kilometers. To date, ongoing diamond drilling has tested more than 3,950 meters of the Jabali vein system. The vein system dips to the north, varying from 60° to 80° north.

The andesite flows host the epithermal quartz veins, quartz stockworks, quartz breccia and massive to banded quartz veins along the east-west trending mineralized structure.

Alteration associated with the deposits is typical of a low sulfidation epithermal quartz adularia vein system. Fracture-controlled quartz veining and silicification is surrounded by argillic and propylitic alteration zones within the andesite host rock.

Quartz veins consist of milky white to light grey quartz with minor amounts of adularia. Epithermal textures comprise crustiform and colloform banding, vuggy and drusy quartz, cockscomb, and bladed silica pseudomorphs after low temperature calcite.

Manganese oxides are ubiquitous and observed to be very strong throughout the vuggy textured quartz, as linings and coatings on open spaces. Goethite, limonite, and jarosite are invariably present as coatings and linings to open spaces and fractures.

Silicification is often intense within the vein zones. Partial silica replacement and rimming of breccia clasts is widespread throughout the veins and can extend into both the hanging wall and footwall.

6.2 Significant Mineralized Zones

6.2.1 Mojon

See above.

6.2.2 San Juan

In brief, the San Juan zone is a low sulfidation epithermal vein and stockwork system hosted by sub-horizontal andesitic volcanic and volcaniclastic rocks.

The San Juan trend forms a vein and stockwork system trending 140° and dipping sub-vertically 80-90° to the NNW. Stockwork zones average 12m wide, with a range from 10-20m. Au grades in the stockwork zones are generally 0.1 -0.5 g/t Au with occasional spikey values.

Massive veins/vein breccias within the stockwork envelopes have an average true width of about 3m with a range of 1 -11 m. Higher gold grades are associated with vuggy, drusy and banded quartz veins.

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Host rocks are moderately altered immediately adjacent to the stockwork and veining zones. Alteration types are typically silica and argillic with minor amounts of propylitic.

Surface saprolite alteration is developed to a depth of approximately 15-20m.

Figure 6-5 and Figure 6-6 present examples of general geology at surface and in section.

N
0 25 50 75 100 125 150 175 200
[Stock]
[Vein]
[Gallery_Fill]

Figure 6-5: Plan map of typical mineralized geology on 500 m level

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1352600 N
699450 E
1352550 N
699500 E
1352500 N
550 Elev
525 Elev
500 Elev
475 Elev
450 Elev
425 Elev
400 Elev
375 Elev
SJ-08-003
SJ-08-015
64006
SJ10-002
SJ-08-004
0
10
20
30
40
50
[Stock]
[Vein]
[Gallery_Fill]

Figure 6-6: Sample section looking northwest showing typical geology at San Juan

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6.2.3 Los Angeles

The Los Angeles vein is a low-sulfidation epithermal breccia and stockwork system.

The mineralized structure strikes 240° and dips steeply to the north at approximately 75-85°. The ore grade portion is confirmed over at least 400m and is open along strike. The zones are also open down dip. The deepest current intersection is well mineralized at 120m vertical from surface. The stockwork zone varies from 3-12m thick, while the higher-grade breccias, are 1.5 -3.5m thick.

The best gold grades are associated with hydrothermal breccia, quartz breccia and wall rock breccia with >25% veins and veinlets and banded texture with fine black sulfides.

The volcanic host rocks are moderately altered immediately adjacent to the stockwork and veining zones. In these areas, silicic and argillic alteration is present.

Surface saprolite alteration is developed to a depth of approximately 25m from surface.

The Los Angeles vein was previously mined and although the highest grade portions of the vein are likely gone, significant remnants in the hangingwall and footwall still contain mineralization. Drilling and long sections of historic mining confirm that there is no previous mining greater than 40-50m from surface.

See Figure 6-7 and Figure 6-8 for examples of surface geology and sample sections.

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Figure 6-7: Level plan of Los Angeles Geology

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1353250 N
699800 E
1353200 N
1353150 N
575 Elev
550 Elev
525 Elev
500 Elev
475 Elev
450 Elev
425 Elev
400 Elev
375 Elev
0
10
20
30
40
50
[Stock]
[Vein]
[Gallery_Fill]

Figure 6-8: Vertical Cross section of Los Angeles geology looking northeast

6.2.4 Jabali Central and Jabali Antenna Zones

The Jabali vein system as presently known is geologically similar to other known veins within the La Libertad Concession. Gold mineralization at Jabali is hosted in the east-west, northerly dipping quartz vein, quartz breccia and quartz stockwork system. The 6.2 kilometer long vein system has been divided into two zones: Jabali Antenna to the west of the Rio Sucio and Jabali Central to the east. Preliminary multi-element geochemical data in conjunction with drill core logging suggests gold values are associated with the presence of gold-silver sulphosalt mineralization and locally with zinc and possibly lead sulfides. The vein structure is commonly oxidized up to 60 meters below surface. Gold values within this oxidized portion of the vein are commonly associated with increased limonite, jarosite and manganese oxides within vuggy textured quartz breccia veins.

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Sulfides are rare near surface due to moderate to strong oxidation within the structure. Jabali Antenna has been drill tested over a strike length of 1,300 meters. The vein system in the current resource ranges in width from 5 to 29 meters, dips 60° to 70° to the north and has vertical extent that ranges from 150 to 250 meters.

Jabali Central has been drill tested over a strike length of 2,650 meters. The vein system in the current resource ranges in width from 5 to 13 meters, dips 80° to the north and has a vertical extent of 50 to 150 meters as presently drilled. Figures 6-9 and 6-10 depict a plan map of the drilling and geology at Jabali Central and a geologic cross section, respectively. Drill holes depicted in these figures are not representative of all drilling in the area.

Figure 6-9: Surface geology of the Jabali Central zone

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Figure 6-10: Cross section of Jabali Central (looking East) Mineralization wireframes and drill hole assays

The geology and mineralization in the Jabali Antenna Zone is similar to the Jabali Central Zone described above. Figures 6-11 and 6-12 show a drill hole plan and a typical geology/grade cross section, respectively.

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Figure 6-11: Plan map of Jabali Antenna Zone drilling

Figure 6-12: Cross section of Jabali Antenna Zone (looking East) Mineralization wireframes and drill hole assays

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7 DEPOSIT TYPES (ITEM 8)

The La Libertad vein system (including Mojon, Jabali, Jabali Antenna, San Juan and Los Angeles) is classified as a low-sulfidation epithermal quartz adularia vein system. The salient geological characteristics that are typical of this classification are:

•	Back arc tectonic setting;

•	Lack of an associated intrusive source;

•	Banded fissure veins – structural control;

•	Crustiform and colloform banding, vuggy and drusy quartz, cockscomb texture and bladed silica pseudomorphs after low temperature calcite; and

•	Adularia noted within the veins and breccias.

B2Gold has used the above in their exploration of the La Libertad vein system.

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8 EXPLORATION (ITEM 9)

8.1 Relevant Exploration Work

Exploration by B2Gold in the La Libertad area has been conducted continuously since 2009. In 2009, B2Gold began a mapping and sampling program of the La Libertad concession on a number of low sulfidation epithermal veins along the 20 kilometer epithermal gold vein district. Exploration work includes soil and stream sediment surveys, geophysical surveys, geological mapping and sampling; and trenching over the prospective structures.

In addition, there has been an ongoing program of drilling, which will be discussed in Section 9.

8.2 Airborne Geophysics

In 2012, Firefly Geophysics performed a high resolution aeromagnetic and radiometric Survey over the La Libertad and Santo Domingo gold district. This survey extends from west of Mojon to east of Jabali. The survey collected approximately 1,520 line kilometers of aeromagnetic and radiometric data at 200 m line spacing. The data are available as a series of contour maps of magnetic (TMI, RTP) and radiometric (TC, K, Th, U) data. B2Gold reprocessed and interpreted the results for targeting purposes. Two classes of lineaments were taken into account: 1) regional, or property scale features, which were readily observed as significant magnetic lows at map scale, and 2) local scale features, which were identified by closer examination of the map by prospect area.

8.3 Mapping

The district covers an area of 145.5 km2 where low-sulfidation epithermal Au-Ag deposits are hosted within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups. Since the rocks of the Lower Coyol unit host the gold-bearing quartz veins in the La Libertad and Santo Domingo gold district, an intensive mapping survey started from the time when B2Gold acquired the property. A first phase was completed at a larger mapping scale (1:10000) that identified the general distribution of the main lithological packages and the regional extensive fault systems. Some of these faults appear to be pre-mineral structures occupied by quartz structures, commonly related to northeast and east-west trending ridges and host a number of targets including: Mojon, Crimea, Santa Maria, Los Angeles and Jabali, among others. The second phase of surface mapping (local scale, 1:2000) focused on a more detailed capture of lithologies and alteration aureoles around individual gold bearing vein structures.

8.4 Geochemical Surveys

8,772 soil samples have been collected covering 6,500 Ha, which represent 45% of the three exploration licenses that comprise the La Libertad and Santo Domingo gold district. 6,016 of these soils were completed during the last two years, after an orientation survey indicated that the more suitable horizon to sample was the lower part of the B soil horizon. These samples were collected at 50 meter intervals on a line spacing of 200 meters, with 100 meter infill lines and 25 meter intervals closer to known or expected mineralization. Samples were collected at depths of 2 to 50 cm, depending on the depth of the soil-laterite contact. Recent soil surveys cover most of the central and western part of the district, representing 40% of the mineral licenses.

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Analysis was completed on 30 gram samples, prepared and analyzed at ACME Labs in Vancouver, British Columbia, Canada by an ICP-MS instrument, providing results for 37 elements.

The results from the soil survey indicated the presence of more than 30 gold bearing structures in the covered area, with a cluster of higher grade structures concentrated in the central part of La Libertad District, north of La Libertad town, and around the San Juan and Los Angeles structures. These are known for their gold productivity by previous industrial mining and current artisanal mining. Pathfinders such as lead and antimony have similar behavior as gold and silver; while molybdenum and bismuth show major anomalies related with strongly altered rocks and minor veining in the Volcan and Gobierno areas.

Widespread soil anomalies were observed on several areas, and rock soil sampling was completed to vector into these anomalies, looking to delineate the mineralized structures. 3,603 rock soil samples have been collected since 2013 using an auger to reach depths from 0.5 to 7.5 meters, sampling the saprolitic horizon of the regolith. These samples were collected at 5 to 10 meter intervals on a line spacing of 100 to 200 meters, over the more significant soil anomalies, covering 6% of the three concessions.

Rock soil samples were prepared as rock samples at the La Libertad preparation laboratory and then were sent to ACME Laboratory in Vancouver to be analyzed by fire assay-AAS to obtain gold and silver values; as well as ICP-MS for a 37 elements suite, using 30 grams samples on each analysis.

Results from this survey identified the presence of at least 15 gold bearing low sulfidation structures with variable widths and lengths, including anomalies up to 150 meters wide and 700 meters long with gold grades up to 47 gpt Au and 24 gpt Ag on the entire property. These are concentrated around the Los Angeles-San Juan and Chamarro targets.

Stream sediment surveys have been conducted on the outer parts of the district, in the northwestern and southern concessions, covering 2,175 Ha representing 15% of the area in the three concessions. The purpose of the stream sediment surveys was to cover the distal parts of the La Libertad concession with an initial geochemical survey to identify the presence or absence of anomalies. An orientation survey was conducted over creeks washing known mineralization, identifying that the more suitable sampling method was the collection of active stream sediments in first to second order streams, sieving them on the creek with a 150 mesh (106µm) screen, and then sending the concentrated sediments to ACME Labs to be dried and homogenized. Thirty gram samples were selected for an ultra-trace gold fire assay-MS and the 37 elements ICP-MS suite.

8.5 Surface Sampling

During the last four years 2,816 surface rock samples were collected as part of the recognition and detailed mapping programs completed on the La Libertad property. Of these 2,816 samples, 54% are grab samples collected from float, boulders and artisanal miners’ accumulation piles, reporting results up to 269 gpt Au and 1,444 gpt Ag in the eastern extension of Jabali. Approximately 26% of the rock samples were collected in continuous channel samples, done by hammer and chisel and locally with manual rock saw. These samples reported results of 0.9 meters at 179 gpt Au in Jabali Central, and 0.4 meters at 36.6 gpt Au inside active artisanal workings in the Mestiza target.

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Trenching programs have been completed over more than 25 structures with encouraging results from geochemical and geophysical surveys and surface rock sampling and mapping. To date, 6,140 rock samples have been collected along 7,700 linear meters of trenching and continuous channel sampling over outcropping structures, historic and active cuts and pits, and hand and excavator dug trenches completed by B2Gold. Most samples were collected in weathered rocks, except on the natural outcrops where fresh rock is common. Location and extension of trench programs depend on the results of geochemical surveys, geological mapping and environmental permitting. This is an ongoing program in the district, with several interesting targets awaiting trenching.

Trench samples are collected as surface rock samples, but their location is surveyed with total station or high precision Trimble GPS. They are mapped at 1:50 scale and finally closed and reclaimed. Best efforts to reach saprolite or deeper layers are made, while maintaining the safety procedures.

Both surface and trench samples are prepared at La Libertad preparation laboratory and then sent to ACME Labs in Vancouver to be analyzed by fire assay-AAS to obtain gold and silver grades. Commonly, ICP-MS analysis is also performed to obtain data from the 37 elements suite.

More than 10 targets have been identified as interesting areas on which to complete further drilling, based on trenching and surface data. These structures have variable lengths and widths, from 500 to 1,500 meters in length and 2 to 10 meters average width. Gold grades are variable, with 1 to 6 gpt Au average, including samples grading up to 194 gpt Au over a 1.3 meter wide quartz stockwork in Jabali Antenna and 47 gpt Au in a 0.5 meter wide quartz breccia in Los Angeles. Five of the best identified targets (besides Jabali) have already been drilled and one of them, Los Angeles, has a Mineral Resource estimated on it.

8.6 Topographic Surveys

Prior to the acquisition of the Mine by B2Gold, a topographic surface was generated in 2008 by PhotoSat of Vancouver, British Columbia, Canada. Satellite imagery was collected over the La Libertad and Santo Domingo gold district in April and May 2008. Ortho-corrected air photos and topographic maps with one meter contour intervals were generated by PhotoSat. The topography survey covers approximately 133.5 km2. The remaining 12 km2 were completed by PhotoSat during 2013, using the same parameters of the 2008 survey.

The topographic surface file has been updated by the B2Gold surveyors on a regular basis. Qualified surveyors, using modern electronic survey equipment collect new topographic data in the active open pits and update the topographic surface.

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8.7 Exploration Sample Quality

Gustavson briefly reviewed the results of the exploration programs and activities described above. The reviews indicate that the sampling and data collection programs have been performed to industry standards and that B2Gold has used the results effectively and successfully to identify and explore new and previously known mineralized zones in the La Libertad area. This track record provides strong evidence that the samples and data were representative and that no sample bias was noted.

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9 DRILLING (ITEM 10)

9.1 La Libertad Drill Programs

B2Gold commenced drilling on the La Libertad mine property in February, 2010. Data from both reverse circulation (RC) and diamond drilling were the principal source of geological and grade information. The RC drilling was completed between 1995 and 1998. Core diamond drilling was conducted before, during and after those years, but the most important campaigns started with B2Gold.

Previous drilling programs include:

  Pre-MINISA drill programs.

  MINISA’s 1995 RC drilling program.

  MINISA’s 1996-1998 RC drilling program.

  MINISA’s 1997-1998 diamond drilling program.

  Central Sun’s 2006-2008 diamond drilling program.

  B2Gold’s 2010-2014 diamond drilling program.

A drill hole summary table is included as Table 9-1, as per Dec 31, 2014.

During the 1980s, over 20,000m of core were recovered in approximately 220 holes (Lehmann & Associates in 1982 and Swedish Geological Group in 1984-90). The geologic data gathered by these groups were useful in identifying targets during the early stages of MINISA's exploration.

MINISA commenced an RC drilling program in January 1995 followed by the 1996-98 drill programs that were focussed on the expansion of the original Mojon-Crimea trend and also served to add the Esmeralda-Santa Maria trend to the list of economic deposits in the area. Several other targets were tested during those years. The RC drilling programs completed during this period of time amount to 710 holes and 125,337.49 metres.

In 1997 and 1998, MINISA drilled 22 core holes in the area with the objective of providing additional information about the geology, metallurgy and specific gravity of the mineralized domains of Mojon deposit. The core holes also assisted the geologists in their interpretation of the RC drill chips. 9 drill holes were completed in other exploration prospects.

From 2006 to 2008, Central Sun drilled 105 core holes over the Mojon-Crimea and Esmeralda-Santa Maria trends. 11,238m of core were the result of this diamond drilling program. Added to the previous program, 41 drill holes were completed on different exploration targets.

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B2Gold commenced drilling on the Libertad mine property on February 19, 2010. Total diamond drilling completed since, amounted to 715 drill holes for 104,281.16 metres. Exploration of the La Libertad gold belt and infill drilling of Inferred Resources on known vein systems on the property were the objectives of the campaigns completed.

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Table 9-1 Drill hole summary, Dec 31, 2014

Drill hole Summary Table Summary
Sector	Target	RC Holes	Length of RC (m)	Core Holes	Length of DDH (m)	All Holes	Total Length (m)
BABILONI	Babilonia	28	5,120.9	6	657.4	34	5,778.3
BARQUERO	Barquero			5	476.0	5	476.0
C_DE_ORO	Cuernos de oro			10	1,112.9	10	1,112.9
CALVARIO	El calvario			8	669.2	8	669.2
CARMEN	El Carmen	10	1,441.7	11	1,355.1	21	2,796.8
CHAMARO	Chamarro	12	1,456.1			12	1,456.1
CRIMEA	Crimea	66	12,958.8	59	6,301.7	125	19,260.5
CRIMEA_N	Crimea_N			4	709.0	4	709.0
ESCANDAL	Escandalo	12	1,496.2	18	2,223.5	30	3,719.7
ESMERALD	Esmeralda	79	13,011.8	17	1,184.7	96	14,196.6
GALLO	El Gallo	13	1,696.0	1	125.0	14	1,821.0
JABANT	Jabalí Antena			188	30,055.2	188	30,055.2
JABCEN	Jabali Central			218	28,535.0	218	28,535.0
JABEAST	Jabalí East			9	1,716.6	9	1,716.6
JABMOMO	Jabali Momotombo			3	502.9	3	502.9
JABSUR	Jabali Sur			2	155.0	2	155.0
JABWEST	Jabali Oeste			8	1,836.4	8	1,836.4
LANGELES	Los Angeles			20	2,064.8	20	2,064.8
MAR_CRIM	Santa Maria-Crimea	10	2,214.4	7	412.2	17	2,626.6
MESTIZA	La Mestiza			5	566.6	5	566.6
MOJON	Cerro Mojón	263	46,708.8	144	25,375.6	407	72,084.3
SANJUAN	San Juan	5	484.6	98	13,946.8	103	14,431.4
SANTONIO	San Antonio	19	3,106.6	7	669.8	26	3,776.4
SELENA	Santa Elena	19	3,039.0	24	5,459.7	43	8,498.7

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Drill hole Summary Table Summary
Sector	Target	RC Holes	Length of RC (m)	Core Holes	Length of DDH (m)	All Holes	Total Length (m)
SFRANCISCO	San Francisco			1	263.0	1	263.0
SMARIA	Santa Maria	47	7,343.2	65	7,773.6	112	15,116.8
VIC_SUR	Victoria Sur	6	1,786.5	4	442.8	10	2,229.3
VICMARIA	Victoria Santa María	7	1,199.9	10	2,112.2	17	3,312.1
VICTORIA	Victoria	33	5,861.4			33	5,861.4
VOLCAN	El Volcan			5	731.6	5	731.6
ZOPILOTE	El Zopilote	81	16,411.6	9	1,403.2	90	17,814.8
	TOTALS	710	125,337.6	966	138,837.4	1676	264,175.0

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9.1.1 Drill Orientations

The drill holes were drilled depending upon the orientation of the mineralization. For the majority of areas (Mojon-Crimea, Esmeralda-Santa Maria, Chamarro, El Gallo, San Antonio) the RC holes were generally oriented at 330º, with the exception of a few holes drilled at 150º. For prospects at San Juan the azimuth was fixed to obtain a better orientation (315°). Most holes were drilled at an inclination of -45° from the horizontal. These drill orientations were used by the following diamond drilling programs completed in these areas.

East-west quartz structures dipping north are dominant throughout the east portion of the project area, where the Jabali system is located. Drilling is normally oriented perpendicular to its strike, being 180° for most cases with a predominant hole inclination of -45°.

9.1.2 Drill Contractors

Drilling on the project has been using a variety of different contractors. RC drilling was conducted by Rodio Swissboring and St Lambert Drilling. Central Sun contracted a Nicaraguan company called Uniworks to complete the diamond drilling from 2006 and 2007. Kluane Drilling Ltd of Canada was used during the 2008 campaign. Exploration and definition diamond drilling has been continuous since 2010, using principally man portable diamond drill rigs supplied by three different companies: Energold Drilling Corp. of Canada, Kluane Drilling Ltd. of Guatemala and Rodio Swissboring Nicaragua S.A. Rodio Swissboring has used also Christensen CS-1000 and CS-14 track mounted rigs. The depth capabilities of the equipment used are in excess of 400 m.

The vast majority of core diameters used have been HQ-size (63.5mm), NQ-size (47.6mm) and/or NTW-size (57.0mm) . In isolated cases, BTW-size (42.0mm) was used.

9.1.3 Core Transport

The core is place in wooden core boxes marked with the drill hole ID. Individual drill runs are identified with small wooden blocks, where the depth and recoveries measured on site are recorded. Core is never left unattended at the rig and the boxes are transported to the core logging facility under a geologist’s or technician’s supervision in the back of a truck after the boxes are closed with a wooden cover. The core box numbers and drill core recoveries were double checked at the core shack by the supervising geologist

9.1.4 Geological Logging

All the drill chips from the RC holes had been screened and washed prior to logging by the geological personnel; they used paper logging forms to register the data.

From 2006 to 2008, Central Sun geologists used Gems Data Logger software to record the data during logging of the drill core.

Upon arrival of B2Gold, the following procedures were placed for core handling and logging:

  Quick review.
  The core boxes are checked to ensure they are appropriately identified with the drill hole number, length of core run and box number written on the front and on the superior part of the boxes.
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  Geologic data including rock type, weathering and oxidation, alteration, mineralization and structural features is collected on handwritten paper logs using standardized templates and logging codes created and validated for the project.
  Drill core sample lengths were defined by the rig geologist based on geologic differences. Sampling breaks were based on variable percentages of quartz content, quartz types and amount of sulphides, alteration intensities and lithology contacts. Samples were collected continuously through mineralized zones as well as into the footwall and hanging wall host rocks.
  Core photography was done using a digital camera and took place after the geological logging was completed and all the samples were correctly marked and tagged. The boxes are accompanied by a narrow white board identifying the drill hole number, box numbers and down hole depths; a second board includes the numeric/graphic scale.
  Since 2010, Specific Gravity Measurements using a wax-coated water immersion method is being used on the project.
  Drill core samples were cut in half using a diamond saw and placed in plastic bags with three sample tags to identify the reject, pulp and split pulp portion of the sample at the laboratory.
  After the geologic data is collected on the handwritten paper logs, it’s subsequently double- entered into an excel spreadsheet and compared prior to importing the drill data into an Access database.

9.1.5 Geotechnical Logging

Geotechnical logging using pre-established codes and logging forms started in 2008, which includes: length of core run, recoveries, rock quality designation (RQD) and maximum length. RQD measurements are recorded by a geologic technician under the supervision of the drill geologist. The geologic technician also recorded the number of geologic fractures, condition of joints, rock hardness according to the geotechnical logging manual from Vector Peru.

Core recovery data indicates that overall recoveries varied between 67% and 74% in saprolite material and 95% to 98% in fresh consolidated rock.

Table 9-2 Summary of Average Recoveries

Year Drilled	Depth Interval	Measurements	Avg. Recovery
2008	0-25	534	67.80%
2008	25-500	1709	95.40%
2010	0-25	1739	67.40%
2010	25-500	8649	94.60%
2011	0-25	5050	69.60%
2011	25-500	19600	95.90%
2012	0-25	2364	72.60%
2012	25-500	9370	96.30%
2013	0-25	557	73.50%
2013	25-500	4343	98.10%
2014	0-25	863	84.40%
2014	25-500	4648	96.90%

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9.1.6 Collar Surveys

Drill hole collar locations were located using a high precision GPS unit and/or a Total Station. Two surveys were performed; the first to locate the proposed hole position and the second one after or during the completion of the hole to get a final hole survey location. Upon completion of a drill hole, its location is marked with a cement block inscribed with the hole number, depth and date, following the commands of the local government.

9.1.7 Downhole Surveys

RC drill holes were typically not downhole surveyed. Previous to the arrival of B2Gold, down hole information for diamond drill holes was captured using Tropari instruments, with readings performed on the middle and the bottom of the drill holes.

When B2Gold started drilling in 2010, down-hole surveys procedures changed and readings are collected every 25 or 50 metres down hole by the drill contractor using a Reflex Maxibor II optical borehole survey system. All data is checked and validated before finalizing the database.

9.1.8 Core Storage

All core is stored in a secure location inside the facilities of the La Libertad Mine. Core is stacked on pallets indoors. When necessary, each pallet is covered with a canvas tarpaulin.

9.1.9 Conclusions on Drilling, Sampling and Recovery

Gustavson’s review of the B2Gold drilling programs at La Libertad concludes that there are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

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10 SAMPLE PREPARATION, ANALYSIS AND SECURITY (ITEM 11)

All samples collected, including soil samples, rock samples and drill core samples were transported to the Mine laboratory for sample preparation and then air freighted to Vancouver, British Columbia, Canada for gold analysis at Acme/Bureau Veritas Laboratory, an (ISO)9001 accredited and (ISO)17025 accredited international provider of analytical services to mining and exploration companies.

Check assays are performed every three months using a secondary lab, previously Skyline Labs in Tucson, currently ALS Vancouver (since 2013). Eight percent of the database is selected for outside lab check analysis with samples selected that represent the total grade distribution.

Periodically, samples were assayed at the Mine lab when quick results were needed to help guide exploration. These results are stored within the database but not used for the grade estimation exercise.

After review of the sample preparation, analyses and security, Gustavson concludes that B2Gold has employed appropriate and adequate procedures in all phases of sample preparation, analyses and security at La Libertad.

10.1 Methods

10.1.1 Sample Preparation

Samples were transported from the drill site to the Mine laboratory, which is not independent of B2Gold, where they were crushed and pulverized by DESMINIC mine employees at the Mine prior to shipping to Bureau Veritas in Vancouver. The samples were dried at 105º C to remove excess moisture (10 hours for core samples and 24 hours for rock samples). The entire dried core samples were crushed using a TM Terminator Crushing system to 75% to 85% passing 10 mesh (2mm) specifications.

A 600-800 gram split of the 10 mesh crusher material was pulverized using LM-2 pulverizers. The samples were pulverized to produce a product that had 90% of the sample passing 200-mesh screen (0.074 mm) specifications. Samples weighing 120 grams were split off the pulverized sample and placed into sealed plastic bags, which in turn were put inside small paper bags, each one marked with the sample number using a permanent marker. The top of the paper bags was folded and stapled. The sample batch including certified standards, blanks and duplicates were packed inside a cardboard box sealed with transparent tape and marked on the outside with the sample sequence. Those boxes were sent to Bureau Veritas Vancouver, Canada for gold and silver analysis.

An additional 120 gram duplicate pulp was collected during the initial splitting of the pulverized samples and stored in sealed boxes by drill hole number. These extra pulps are periodically sent to a second outside laboratory as a check analysis or referee sample.

B2Gold upgraded the exploration preparation facility at the mine lab with TM Terminator crushing systems and LM-2 pulverizers in 2010. A series of screen analysis are done daily on the crusher and pulverized products to ensure proper size fractions are being produced. Gustavson considers that the sample chain of custody, preparation procedures and sample security meet industry standards.

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10.1.2 Sample Analyses

The drill core samples were analyzed for gold using ALS code Au-AA26 up until July 2010, ALS code Au-AA26 through 2012 and Bureau Veritas code FA430 since January 2013. All are fire assay and atomic absorption procedures using 50 gram sample weights (AA25) and 30 gram sample weights (AA26 and FA430). These procedures have a lower detection limit of 5 ppb and an upper limit of 10,000 ppb.

In cases where the analytical result exceeded 10 ppm gold, an additional 50 gram sample charge was re-run with a fire assay fusion and gravimetric procedure (ALS Chemex procedure Au-GRA-21, Bureau Veritas procedure FA530 ) which has a lower limit of 0.05 ppm and an upper limit of 1,000 ppm.

Eleven drill holes from the 2010 drill campaign were selected to be analyzed for 37 elements using inductively coupled plasma and atomic emission spectroscopy (ICP-AES), using protocol ME-ICP-61 at the ALS Chemex’s lab in North Vancouver, Canada. Through 2010-11, approximately 40% of all core samples were analysed with this technique. Since January of 2013 all core samples are analysed with Bureau Veritas’ AQ252 35 element Aqua Regia digestion Ultratrace ICP-MS analysis.

10.1.3 Laboratory Certifications

The following paragraphs describe the assay laboratories used by B2Gold for analyses of La Libertad samples. The La Libertad Laboratory is owned and operated by B2Gold. The other laboratories, Acme/Bureau Veritas, ALS Chemex and Skyline Labs are completely independent of B2Gold.

La Libertad Laboratory, Nicaragua – Assay lab at mine site. Not independent of B2Gold.

Inspectorate Vancouver – Check assays from June 2012 to December 2012

Acme/Bureau Veritas – Primary laboratory for analyses of B2Gold’s La Libertad samples since January 2013. BV/Acme is (ISO)9001 accredited. They are (ISO)17025 accredited for the following methods only:

  FA430 / FA450 – Fire assay by AA
  MA401 / MA404 – Ag, Cu, Pb, Zn by multi acid AA
  TC000 – Leco C and S

ALS Chemex, North Vancouver, Canada – Primary laboratory for analyses of B2Gold’s La Libertad samples until January 2013.Now serves as secondary/umpire lab ALS has laboratories accredited to ISO/IEC 17025:2005 for specific procedures, while the majority of the laboratories have attained ISO 9001:2008 certification.

Skyline Labs, Tucson, AZ – Umpire lab from 2010 to August 2012. This laboratory is accredited in accordance with the recognized International Standard ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories. This accreditation demonstrates technical competence for a defined scope and the operation of a laboratory quality management system (refer to joint ISO-ILAC-IAF Communiqué dated 8 January 2009).

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10.2 Security Measures

Once drill holes were logged and sampled, drill core samples with sample number tags were sealed within plastic bags by tamper proof “zap-straps” or cords. Sample numbers were also recorded on the outside of the bags. The samples were transported by truck to the Mine laboratory by company vehicles and personnel. All sampling of B2Gold core was conducted within the Mine compound and by exploration personnel under the supervision of the drill geologists. Sample batches of 78 samples with sequential sample numbers were submitted to the lab to ensure that B2Gold knew where the quality control samples were within any fusion run within the lab batch analysis. Coarse rejects are stored in a locked warehouse at La Libertad in well labeled bags.

Boxed sample batches were transported to Managua by B2Gold personnel in company vehicles. Samples were stored in a locked compound in Managua prior to air shipment to Canada.

Gustavson considers the security measures employed by B2Gold at La Libertad to be adequate.

10.3 Assaying Quality Assurance and Quality Control (QA/QC) Program

Industry-standard quality control programs have been employed by B2Gold at La Libertad from 2009 to present.

B2Gold caters their individual batch sizes and QA/QC insertion frequency to the oven size used by the primary laboratory, Acme/Bureau Veritas in Vancouver. An oven batch consists of 78 samples. Each half batch of 39 samples includes a standard, a blank, a field duplicate, a preparation duplicate, and a pulp duplicate. Certified reference materials (standards) were sourced from CDN Labs in Vancouver, BC, Canada. A coarse field blank material composed of basalt is sourced from a quarry located in Nindiri, Nicaragua.

Approximately 10% of all samples were submitted for check assay by a secondary laboratory, in this case. The check assay data was compared with the original analyses. The overall grade difference between the labs is less than 5%.

All assay data was received in digital format from the lab and imported directly into a project specific database for validation. Evaluation of the performance of QA/QC insertions was done immediately upon receipt/import of the laboratory assay certificate. The database contains tools designed to facilitate the validation of results and the presentation of QA/QC data.

A lab submittal batch failed if a certified standard assay was +/- 3 standard deviations from the certified mean, or if two successive batch standards were greater than +/- 2 standard deviations on the same side of the mean. A batch was also failed if a blank exceed 5 times the detection limit (50 PPB). This was modified to 10 times detection limit later in the program. In the event of a failed batch, reruns were requested on all or a portion of the batch submission.

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Assay results associated with failed insertions/batches are stored within the database but are not associated with sample interval information.

Batch re-runs also include quality control samples. The database is updated with re-run data only when re-run batch passes all QA/QC requirements. Only final validated assay data is associated with sample intervals.

A Table of Failures was maintained to document failures and resolutions. “Before and After” time series charts were maintained to monitor lab re-run analysis on the standards and blanks. Scatter charts were maintained for the three duplicate types. These charts facilitated validation and allowed identification of bias and/or drift within the primary and secondary labs used for gold analysis.

10.4 Opinion on Adequacy

Gustavson has reviewed the La Libertad QA/QC procedures and considers them to be adequate to support the inclusion of the sampling results (assays) in the estimation of mineral resources.

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11 DATA VERIFICATION (ITEM 12)

11.1 Procedures

In the company of B2Gold exploration geologists, Mr. Crowl visited the La Libertad core storage and core logging areas, the core splitting saw area, the specific gravity measurement facility.

Core logs for six holes (1 Mojon, 3 Los Angeles and 2 Jabali) were reviewed while examining the split core. Mineralized intervals were examined and the application of lithology, alteration and mineralization coding in the logs was compared to the actual core. The logging was consistent and no discrepancies were noted. The core storage facility is well organized and the marking of the core for sampling was consistent and clear. Core splitting is accomplished using a core saw.

B2Gold collected samples for specific gravity measurements from each drill hole using a wax-coated water immersion method (samples were dried for 24 hours before measuring). Twenty-five centimeter selections of core were tested every 25 meters down the drill hole. Samples were weighed with a digital balance that was routinely calibrated with brass calibration weights. QA/QC was checked with a standard comprising a soda ash glass cylinder with a pre-determined density. The glass standard was inserted into the sample stream at least once in each batch of specific gravity samples. The specific gravity information varies on a deposit by deposit basis and the details can be found with the individual Mineral Resource estimates by deposit in Section 13 below.

11.2 Limitations and Recommendations

Gustavson is satisfied that the core logging, splitting and sampling procedures used at La Libertad are of high quality and are applied consistently during the exploration campaigns since 2009.

11.3 Data Adequacy

Gustavson considers that the results of their verification efforts indicate that the data have been acquired in an industry standard manner and are adequate to be used in mineral resource estimation.

11.4 Production Reconciliation

Often at operating facilities like La Libertad, the best method for verification of exploration drilling, sampling and assaying procedures is production reconciliation with the expected grades and tonnages from the mine plans. The mine plans are based on the conversion of mineral resources to mineral reserves using the mine economics at the time of planning. Table 11-1 shows the production reconciliation for 2012, 2013 and 2014. The diluted reserve model is slightly overestimating on tonnage and underestimating on grade. Estimated ounces for the volume mined are within 4%.

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Table 11-1: La Libertad Production Reconciliation, 2012 - 2014 by Year and 2009 – 2014 Total

Year	Mine - Ore Control			Block Model Diluted			Mine vs Model
		Au	Au		Au	Au		Au	Au
	ore tonnes	grade	ounces	ore tonnes	grade	ounces	ore tonnes	grade	ounces
2012	1,758,562	2.137	120,816	2,025,049	1.710	111,361	-13%	25%	8%
2013	1,840,355	2.731	161,568	2,231,422	1.966	141,039	-18%	39%	15%
2014	1,995,568	2.666	171,050	2,364,380	2.109	160,351	-16%	26%	7%

2009 - 2014	7,961,044	2.437	623,880	9,471,234	1.971	600,250	-16%	24%	4%

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12 MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 13)

12.1 Testing and Procedures

La Libertad was put into production as a large scale heap leach from 1994 to 1996. It was returned to production in 2001 and operated as a heap leach until 2007. In May 2007, due to consistently low gold recoveries, the owner, Central Sun Mining Inc. commissioned AMEC to complete test-work to determine the benefit to convert the plant to a conventional mill and leach process.

B2Gold acquired the property from Central Sun in March 2009 and completed the construction of the current mill in late 2009, commencing ore processing on December 15, 2009. The mill feed is a combination of fresh material from the several pits in operation supplemented with material from the “spent” leach pads.

Results presented herein were sourced from the operation.

12.2 Relevant Results

Since the mill was upgraded in mid-2013, the metallurgical results are presented for 2014. The plant processed an average of± 6000 mtpd of ore assaying ± 2.2 g/t Au. The average gold recovery in the plant for year 2014 was 94.3%. The results are summarized below in Table 13-1.

Table 12-1 Libertad Mill Production Statistics

Description	U/M	YTD 2014
Operation Time	Days	365
Ore Milled (DESMINIC)	dmt	2,190,937
Ore Milled/Day	tpd	6,003
Mill Feed Grade (DESMINIC)	gpt	2.26
Ore Milled (Pequeños Mineros)	dmt	19,466
Feed Grade (Pequeños Mineros)	gpt	5.69
Recovery Gold Production	%	94.3
Gold Production (DESMINIC)	Ounces	150,051
Gold Production (Pequeños Mineros)	Ounces	3,025
Total Gold Production	Ounces	153,076
Gold Poured (DESMINIC)	Ounces	150,935
Gold Poured (Pequeños Mineros)	Ounces	3,025

12.3 Sample Representativeness

As La Libertad is an operating mine and process plant, Gustavson has relied principally on the production data from the plant to predict future performance. These results currently represent all ore types including; gold and silver in quartz veins, gold and silver in braided stockwork and gold in spent ore from a previous heap leach operation in the proportions that they will be fed to the process plant, and Gustavson judges that this is representative of expected results during the balance of the mine life.

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12.4 Significant Factors

Gustavson knows of no other significant factors affecting the processing of ores at La Libertad. No deleterious elements have caused any adverse effects in the processing and no significant change is expected in the characteristics of the material in the future.

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13 MINERAL RESOURCE ESTIMATE (ITEM 14)

La Libertad is an operating gold mine which has been in large scale production off and on since 1994. It is currently being operated by B2Gold. There are Mineral Resources in 5 different areas and the mineral resource models have been estimated by B2Gold staff and have been audited by Donald E. Hulse P.E. of Gustavson Associates LLC, a Qualified Person under NI 43-101. Mr. Hulse states that these Resource estimates are in accordance with NI 43-101 and CIM Best Practice Guidelines.

13.1 Assumptions, Parameters and Methods

There are Mineral Resource estimates in five distinct areas at La Libertad; Mojón, Jabali Central, Jabali Antenna, Los Angeles and San Juan. Each of these was treated in a similar manner with domain analysis, statistics, capping, variography and estimation based on best practices.

13.2 Basis for Estimate

The drill database for La Libertad consists of 1674 drill holes in 30 different areas. The drillhole summaries for the five areas of concern are shown in Table 13-1. Summaries of the holes used by deposit are presented in each section.

Table 13-1 Drill Hole Database

Area	Number of Holes	Total Meters Drilled
Jabalí Antenna	195	31,745
Jabalí Central	208	27,808
Los Angeles	15	1,649
Mojon	466	84,080
San Juan	103	14,432

Since acquisition of the project, B2Gold has made a continuing effort to validate and improve the database. A full, record-by-record, field by field verification of the logged, and survey data against the original drill logs and survey files was completed and changes/additions were made where appropriate.

13.2.1 Contamination

A comprehensive review of the drill database with focus on the issue of downhole contamination was completed by Chlumsky, Armbrust and Meyers (CAM) in 2003. They noted many intervals with suspected contamination either due to observation of anomalous rock types in chips where none was expected or where contamination was suspected by the logger (anomalously high recovery, high values at beginning of water injection, unexpected chip rock types).

Several intervals identified as contaminated by CAM were examined in detail and contamination could not be conclusively determined from available data. Although the CAM contamination codes were taken into consideration for the current resource estimate, acceptance of the codes was on a case by case basis. Suspected holes/intervals were included if they agreed reasonably well with surrounding drillholes.

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13.2.2 Software

The database was compiled in MS-Access™ and imported into mining software via CSV (comma delimited ASCII file). Gemcom-GEMS™ software was used to complete interpretations and wireframing (solid modeling). MS-Excel™ and B2Gold proprietary EDA software were used for data analysis. Snowden Supervisor was used for variography and Datamine™ was used to create block models and interpolate grades. The final Datamine™ sub-celled model was regularized and exported to CSV to import back into GEMS™ and Whittle™ for engineering and production staff.

13.2.3 Model Setup

Models were developed for each deposit area. Each model is unique according to its location and spatial parameters. The coding fields for lithological domains and weathering classes are common to all models, and are detailed in Table 13-2.

The resource estimates were all completed in Datamine™ software, using dynamic anisotropy, a method to orient the search ellipse locally parallel to the strike and dip of the mineralized structure. To mitigate unwanted effect of very local extreme orientations (e.g. triangle at ends or at “hinge” of splays), inputs were limited to reasonable values (overall orientation +/- 35° of the overall orientation of the structure). The range of these limiting azimuths is unique to each deposit area.

Table 13-2 Domain and Weathering Codes - La Libertad

Domain	Code	Weathering Class	Code
QZBH/vein	2000	Air/gallery/void	800
Stockwork	3000	Colluvium	700
Waste	4000	Fill	600
Fault	6000	Saprolite	300
Colluvium	7000	Saprock	200
Gallery	8000	Fresh	100
Air	9000

Each of these domains was interpreted on cross sections of the drillholes and these interpretations were formed into 3-dimensional solids. These solids were used for coding of sample and composite data and for coding of the block model by domain.

Gustavson has examined the 3-dimensional solids and checked the statistics of the coded data and has duplicated and confirmed the work performed by B2Gold staff.

13.2.4 Economic Mineral Resource Pit Limits

In each deposit the Mineral Resource was constrained within an economic pit limit imposed using Whittle software. This was based on actual and forecast costs at the Mine. The economic limits used the following parameters.

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Table 13-3 Economic Pit Limit Parameters for Mineral Resources

Common Economic Parameters
Gold Price	$1,500 / oz
Processing Gold Recovery	94.00%
% of Gross Gold and Silver Value Payable	99.57%
Total Refining, Transportation Costs	$0.39 / t-o
Processing Cost	$15.26 / t-o
Site General	$4.34 / t-o
Tailings Facility	$1.80 / t-o

Haulage Cost	Waste	Ore
Mojon	$2.32 / t-w	$1.76 / t-o
Spent Ore	$0.00 / t-w	$0.82 / t-o
Jabali Antenna	$1.78 / t-w	$7.53 / t-o
Jabali Central	$1.78 / t-w	$7.53 / t-o

13.3 Mojon

13.3.1 Database

The data used for estimation of the Mojon resource model are summarized in Table 13-4.

Table 13-4 Estimation of Mojon Resource Model

Year	Type	Holes	Meters	Company
1995	RC	47	4,999	Greenstone
1996	RC	77	12,579	Greenstone
1997	DDH	9	1,819	Greenstone
1997	RC	98	21,005	Greenstone
1998	DDH	13	2,162	Greenstone
1998	RC	104	20,689	Greenstone
2006	DDH	16	2,487	Glencairn/Central
2007	DDH	8	1,227	Glencairn/Central
2008	DDH	9	1,671	Central Sun
2010	DDH	13	1,807	B2Gold
2011	DDH	36	5,283	B2Gold
2012	DDH	2	283	B2Gold

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2013	DDH	13	3,702	B2Gold
2014	DDH	21	4,368	B2Gold
	TOTAL DDH	140	24,808
	TOTAL RC	326	59,272
	GRAND TOTAL	466	84,080

The Mojon trend forms a braided stockwork system trending 063° and dipping sub-vertically 75-90° to the SSE. Stockwork/vein zones average 22m wide, with a range from 5-40m. Numerous hanging wall splays are present that are generally narrower and less continuous than the main zone. They are oriented 075°, and have vertical to slightly NNW dips. Gold grades in the stockwork zones are generally 0.1 -0.5 g/t Au with occasional spiked values.

Massive veins/vein breccias within the stockwork envelopes have an average true width of about 9m with a range of 1-20m. Higher gold grades are associated with vuggy, drusy and banded quartz veins. Pyrite (and its oxidized products) is closely related to gold mineralization but is present in small volumes, generally less than 1%.

Host rocks are moderately altered immediately adjacent to the stockwork and veining zones. Alteration types are typically silica and argillic with minor amounts of propylitic.

Figure 13-1 shows a typical cross section of the Mojon deposit.

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Figure 13-1 Cross Section of Mojon Deposit (looking Northeast)

13.3.2 Exploratory Data Analysis

A full exploratory data analysis study was performed on the drillhole database. Very few logged parameters correlated with gold grades. In fact, the final conclusion of the study indicates that QZBH and QZST rock types are the best controls on Au mineralization (as expected).

Quartz percent showed good positive correlation as well, but this is in part included in the QZST and QZBH codes.

Given the high CV of Au values in the QZBH rock types, further domaining was investigated. The only logged parameter that showed grade differentiation was the quartz type (texture) codes. Of these the drusy, vuggy, and to a lesser extent, banded codes indicated higher gold grades than the other codes. However these were only reliable in the diamond drillholes which represent less than 20% of the overall dataset. In the end, no further domaining of the QZBH domain was used. After capping and compositing, the CV was reduced to acceptable (although still slightly high) levels.

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Figure 13-2 Mojon Vein Cumulative Frequency Plot – Au

Figure 13-3 Mojon Stockwork Cumulative Frequency Plot - Au

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13.3.3 Interpretation of 3-D Solids

Interpretations of quartz-stockwork (QZST) and quartz-vein/breccia (QZBH) were created on approximately 25m spaced vertical cross sections based on logged rock type, and quartz vein percent from drillholes. These interpretations were reconciled on levels, and then sections were adjusted. This process was repeated several times until a suitable 3-D interpretation was completed. The sectional interpretations were linked to create wireframe solids of the QZBH and QZST units.

Weathering surfaces were created by calculating the vertical thickness of weathering units in drillholes and interpolating this thickness into a 6.25 x 6.25m grid that covers the extent of the deposit area. This thickness was then subtracted from topography to produce 3D surfaces of the bottom of colluvium, bottom of saprolite and bottom of saprock.

13.3.4 Capping and Compositing

Capping was determined using decile and probability plots. The high grade outliers were flagged and viewed graphically to ensure they don’t form a distinct domain by location or shoot. No discreet high grade shoots were observed.

A downhole composite length of 3m was chosen based on proposed mining method (and SMU), grade variability across the zones and the thickness of the zones. New composites were started at each of the tagged zone intervals. Composite lengths were allowed to vary a small amount within intervals to avoid the problem of small “residual” composites at the end of intervals.

Capping was applied to assays prior to compositing:

Table 13-5 Mojon Grade Capping by Rock Type

DOMAIN	Numeric Code	Cap Au-g/t	Cap Ag-g/t
HG/Vein	2000	38	70
Stock	3000	5	40
Waste	4000	3.5	30
Fill	6000	20	30
Colluvium	7000	20	30

13.3.5 Block Model

A sub-celled block model was created that extends well beyond current drilling in anticipation of pit optimization. See the following table for block model parameters.

Table 13-6 Mojon Block Model Parameters

	X	Y	Z
Model Origin	47168.75	47554.13	192
Block Size	6.25	6.25	6
Number	780	240	88
Rotation	30deg Counter-clockwise about z Axis

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A block size of 6.25X6.25X6 was chosen as a reasonable expectation of SMU given the style of mineralization and mining method and rate. Sub-cells were created to a minimum of 3.125m x Exact x 3m to precisely reflect volumes, although grades were estimated into parent cells.

The model was trimmed to original “pre-mining” topography but considering the multiple generations of mining and backfilling at Mojon several topographic surfaces were used to tag the model and accurately represent the material composition at several benchmark generations. Of special note is an area immediately west of the current haul road at Mojon West which is currently overlain by approximately 20 meters of backfill.

13.3.6 Density

Density (specific gravity) was applied to the model based on a combination of rock type and weathering intensity. The following table lists the SG applied to each sub-domain (Table 13-7). Obvious erroneous data were removed from the dataset prior to calculating averages. Subdomains without sample representation were estimated based on regression from other domains or general assumptions based on material type.

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Table 13-7 Density Values by Rock Type and Weathering

Material	Weathering	Number	SG
Vein/breccia	Saprolite	0	1.9
	Saprock	5	2.1
	Fresh	178	2.4
Stockwork	Saprolite	0	1.8
	Saprock	3	2.1
	Fresh	203	2.35
Bedrock	Saprolite	9	1.75
	Saprock	45	2.1
	Fresh	882	2.4
Colluvium		0	1.7
Fill		0	1.6

13.3.7 Variography

A full suite of variograms were created for each estimation domain and estimated grade. Where variograms were too poor to model, estimates of ranges were made based on observation of grade continuity and comparison to other model-able domains and orientations. Note that the variograms are based on normal score and were back-transformed to obtain the values in the table below.

Table 13-8 Gold Variograms - Mojon Model

DOMAIN	NUGGET	C1	RANGE1			C2	RANGE2
			STRIKE	DIP	ACROSS		STRIKE	DIP	ACROSS
2000 (vein)	0.3	0.45	100	50	30	0.25	165	150	50
3000 (stock)	0.4	0.4	45	55	25	0.2	155	150	50

13.3.8 Estimation Method

Datamine’s dynamic anisotropy method adjusts the orientation of the search ellipse, and optionally model variograms, to the local orientation of mineralization wireframes. To mitigate the unwanted effect of very local extreme orientations (e.g. triangle at convergence of two splays), inputs were limited to reasonable values (generally the overall orientation of the stockwork +/-30°).

Capped Au and Ag grades were estimated using Ordinary Kriging (OK). Inverse-distance-squared (ID2) and nearest neighbor (NN) were also estimated for comparison and validation. The composite selection criteria were setup to ensure that all Indicated and Inferred blocks are estimated with at least two drillholes and up to 5 holes. The following search criteria were used:

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Table 13-9 Mojon Estimation Search Parameters

	Pass 1			Pass 2			Pass 3			Max
Domain	Search	Min	Max	Search	Min	Max	Search	Min	Max	per DH
Orientation	15X40X55m	4	15	30X80X110m	4	15	45X120X165m	3	15	3
Vein/Breccia	15X40X55m	4	15	30X80X110m	4	15	45X120X165m	3	15	3
Stockwork	18X40X55m	4	15	36X80X110m	4	15	54X120X165m	3	15	3

Hard boundary conditions were used between each of the estimation domains.

In the final estimate, average block grades were calculated using 3x2x3 meter discretization points.

13.3.9 Resource Classification

The Mojon Resource was classified according to the following criteria.

Table 13-10 Mojon Resource Classification Criteria

Category	B2-Criteria
Indicated	Contiguous areas with 2 holes in 40X50m ellipse, or 2 holes in 80X100m but within 25m of at least one hole.
Inferred	Contiguous areas with 2 holes within 80X100m, or 1 holes within 40X50m
Other	All other estimated blocks

Polygons were drawn on long sections around contiguous areas that meet each of the criteria and applied to the block model for final resource classification.

13.3.10 Model Validation

Grade estimates were validated using 4 methods:

  Visual comparison of block grades to composites on section and level

  Comparison of global block statistics for the NN, ID2 and OK models

  Swath plots to examine positional differences between NN, ID2 and OK models

Only Indicated and Inferred blocks were used for validation.

13.3.11 Visual Comparison

Blocks were compared to composite grades on sections and levels using paper sections and on screen. The following observations are made:

  Local grade variability is sometimes high and at times it’s difficult to compare blocks and composites, however in general block grades represent composites quite well.
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  The use of dynamic anisotropy for search ellipse orientation follows the geology wireframes very well.

  The model appears to be moderately smoothed, in places creating an overestimate compared to composites, and in other places creating an underestimate. On balance the interpolation seems to create an accurate representation of the ore body while averaging out extremes.

  In a few spots, very high grade composites seem to have a little too much influence and push grade into areas where nearby drillholes indicate low grade. The high grade is simply overpowering adjacent composites. These areas are quite local and tend to be in Inferred material. They have a minimal effect on the overall resource.

13.3.11.1 Model to drillhole true thickness comparison

As a check on the volume of vein and stockwork, model horizontal and calculated true thickness were compared to calculated true and horizontal thickness from drillholes on vertical long sections. The concern is not so much that the wireframes don’t match the drillholes directly at the drillholes (this would be caught during assay selection), but that the thickness of the zones are misrepresented between drillholes. One long section was created for the main orebody and another for the hanging wall splays and any discrepancies were corrected by adjusting the wireframes.

13.3.11.2 Comparison Block Statistics

Kriged block statistics were compared to the NN model as a representation of de-clustered composites to determine if any global biases were introduced during the estimate. The ID2 model is also presented for comparison.

Indicated kriged grades are within 1% of the NN grades and Inferred grades are within 6%. These are well within reasonable limits and suggest that a material bias is not present in the model.

The CV of the kriged model is nearly half the NN model showing that a significant level of smoothing is occurring. A change of support study should be completed to determine if this smoothing is warranted.

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13.3.11.3 Swath Plots

Swath plots (plots of average grade by coordinate axis) were created to compare the different estimation methods to determine if any more local problems occur with the estimates. These plots show a good comparison of variations of grade.

Figure 13-4 Mojon Gold Swath Plot East-West

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Figure 13-5 Mojon Gold Swath Plot Vertical

13.4 Jabalí Central

The Jabali Central model was last updated in 2012. This model has been performing well in the mine. Antenna was remodeled in 2015 with new drilling.

13.4.1 Database

The 2015 model update at Jabali Antenna is based on 208 holes distributed according to Table 13-11.

Table 13-11 Jabali Central Drill Database

Campaign	Holes	Meters
2010	14	1,731.30
2011	191	25,638.70
2011-met	3	438.00
2012	NA	NA
Total	208	27,808.00

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Figure 13-6 Jabali Central Cross Section (looking northeast)

At Central, two principal lithologies carry the bulk of the deposited metal, vein and stockwork. These are shown in the cross section, Figure 13-6 and the cumulative frequency distributions are shown in Figure 13-7.

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13.4.2 Exploratory Data Analysis

Figure 13-7 Cumulative Frequency Distributions for Vein and Stockwork – Jabali Central

13.4.3 Interpretation of 3-D Solids

Geological interpretations were completed on north-south vertical cross sections. These were reconciled in 3D and linked to create the final wireframes. The following units were modeled:

  Quartz breccia/quartz veining (QZBH/QZVN) - outlines of units logged as either quartz breccia or quartz vein. Extremely low-grades (0.0X g/t Au) were excluded from these outlines. A minimum width was not used however narrow isolated veins were excluded (or included in quartz-stockwork

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  Quartz Stockwork (QZST) - low grade quartz Stockwork generally encompassing the QZBH/VEIN. These were outlines of units logged as quartz Stockwork (QZST), quartz veinlets (QZVT), or sometimes wallrock with >10% veining where indicated by continuity from adjacent holes

  Gallery/Fill (GAL/RELL) - Outlines of intervals logged as gallery usually with 0% recovery, logged as fill, or intervals with extremely low recovery; generally <30% recovery, but sometimes up to 40% where required for continuity with adjacent holes, or if the low recovery interval was directly up or down hole of GAL or RELL.

  Overburden surface (COLV) - The thickness of overburden was taken from drill logs and interpolated over the modeled area. This thickness was subtracted from the topography wireframe to create a bottom of overburden surface.

  Saprolite surface (SADO) - the thickness of Saprolite from surface was taken from drill logs, corrected to vertical thickness, and interpolated over the modeled area. This thickness was subtracted from the topography wireframe to create a bottom of overburden surface.

  Saprock surface (SAPR) - the thickness of Saprolite from surface was taken from drill logs, corrected to vertical thickness, and interpolated over the modeled area. This thickness was subtracted from the topography wireframe to create a bottom of overburden surface.

  Fault/structure interpretation- Faults or fault zones that could be mapped hole-to-hole were interpreted on section.

Interpretations were completed by Tyler McKinnon with frequent reference to a parallel interpretation completed in 2012 by Andrey Kordeenok.

Since only one long section of uncertain origins exists as an archive of historical mining, the extents of the mined out areas was reconstructed based on observations of either fill or voids in drillholes.

Host rock stratigraphic interpretations were not completed to a degree that they could be used for this study.

Weathering and colluvium surfaces were created by calculating the vertical thickness of weathering units in drillholes and interpolating this thickness into a 6X6m grid that covers the extent of the deposit area. This thickness was then subtracted from topography to create the 3D surfaces.

13.4.4 Capping and Compositing

Top capping levels were determined using cumulative probability plots and decile analysis.

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Capping was primarily applied by main domain (QZST or QZBH). To account for high grade shoots, additional capping domains were applied to the veins. Capping was applied to assays prior to compositing: Cap levels are shown in Table 13-12.

Table 13-12 Capping Values for Jabali Central

DOMAIN	Capping Domain	Numeric Code	Cap Au-g/t	Cap Ag-g/t
HG/Vein	0	2000	20.0	135.0
	1	2000	40.0	135.0
	2	2000	25.0	135.0
	3	2000	35.0	135.0
	4	2000	40.0	135.0
	5	2000	40.0	135.0
Stock	0	3000	7.0	40.0
Waste	0	4000	4.0	30.0
Colluvium	0	7000	5.0	10.0
Gallery	0	8000	10.0	125.0

13.4.5 Block Model

A sub-celled block model was created that extends well beyond current drilling in anticipation of pit optimization. Table 13-13 shows the block model parameters.

Table 13-13 Jabali Central Block Model Parameters

	X	Y	Z
Model Origin	47168.75	47554.13	192
Block Size	6.25	6.25	6
Number	780	240	88
Rotation	30deg Counter-clockwise about z Axis

13.4.6 Density

Density (specific gravity) was applied to the model based on a combination of rock type and weathering intensity. The following table lists the SG applied to each sub-domain. Obvious erroneous data was removed from the dataset prior to calculating averages. Sub-domains without sample representation were estimated based on regression from other domains or general assumptions based on material type.

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Table 13-14 Density Values by Rock Type and Weathering

Material	Weathering	Number	SG
Vein/breccia	Saprolite	0*	2.1
	Saprock	0*	2.3
	Fresh	150	2.52
Stockwork	Saprolite	0*	2.0
	Saprock	0*	2.2
	Fresh	96	2.47
Bedrock	Saprolite	0	1.8
	Saprock	3	1.85
	Fresh	615	2.63
Colluvium		0	1.70
Fill		0	1.9

13.4.7 Grade Estimation

13.4.7.1 Variography

A full suite of variograms were created for each estimation domain and estimated grade. Where Variograms were too poor to model, estimates of ranges were made based on observation of grade continuity and comparison to other model-able domains and orientations. Note that the variograms are based on normal score and were back-transformed to obtain the values in Table 13-15 below.

Table 13-15 Gold Variograms - Central Model

DOMAIN	NUGGET	C1	RANGE1			C2	RANGE2
			STRIKE	DIP	ACROSS		STRIKE	DIP	ACROSS
2000	0.45	0.3	110	10	10	0.25	175	110	25
3000	0.5	0.35	50	5	65	0.15	175	80	20
4000*	0.5	0.25	100	10	20	0.25	150	110	20
8000*	0.5	0.25	100	10	30	0.25	150	110	20
7000*	0.5	0.25	100	75	100	0.25	150	10	110

*Variography for these domains is poor. Values in above table are estimated from presumed effect of nature and distribution of grades in domains.

13.4.8 Estimation Method

Datamine’s dynamic anisotropy method adjusts the orientation of the search ellipse and optionally model variograms to the local orientation of mineralization wireframes. To mitigate unwanted effect of very local extreme orientations (e.g. triangle at ends or at “hinge” of splays), inputs were limited to reasonable values (overall orientation +/- 30°).

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Table 13-16 Central Estimation Search Parameters

	Pass 1			Pass 2			Pass 3			Max
Domain	Search	Min	Max	Search	Min	Max	Search	Min	Max	per DH
Vein/Breccia	60X10X45m	4	12	90X15X67.5m	4	12	120X20X95m	2	12	3
Stockwork	60X10X45m	4	12	90X15X67.5m	4	12	120X20X95m	2	12	3
Colluvium	80X60X20m	4	12	120X90X30m	4	12	160X120X40m	2	12	3
Gallery	60X10X45m	4	12	90X15X67.5m	4	12	120X20X90m	2	12	3

Capped Au and Ag grades were estimated using Ordinary Kriging (OK). Inverse-Distance-Squared (ID2), and Nearest Neighbor (NN), and uncapped grades were also estimated for comparison and validation. Hard boundary conditions were used between all domains. 4X3X4 discretization points were used for the final estimate.

At Central, there were concerns that vein breccia and stockwork material along the margins of mined out areas were not representative of the whole zone. To mitigate this, composites from mined out regions were restricted to the mined out area plus a 12m buffer. Beyond that threshold, only composites from unmined areas were used.

13.4.9 Resource Classification

The Central Resource was classified according to the following criteria.

Table 13-17 Central Jabali Resource Classification Criteria

Category	B2-Criteria
Indicated	Blocks estimated with at least two drillholes and within ~30m of nearest drillhole.
Inferred	Blocks estimated with at least two drillholes and within ~60m of nearest drillhole.
Other	Any other estimated block.

13.4.10 Model Validation

Grade estimates were validated using 4 methods:

  Visual comparison of block grades to composites on section and level

  Model vein and stockwork thickness compared to calculated true thickness in drillholes

  Comparison of global block statistics for the NN, ID2 and OK models

  Swath plots to examine positional differences between NN, ID2 and OK models

Only Indicated and Inferred blocks were used for validation.

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13.4.10.1 Comparison Block Statistics

The tables below compare block Au values interpolated with different interpolation methods at a 0g/t cutoff (i.e. all blocks). The nearest neighbor (NN) model is a representation of the declustered composite statistics. As can be seen, the means of each domain are all within a few percent which is very acceptable. The degree of smoothing is quite strong at central with a CV reduction from 1.16 in the NN model, to 0.54 in the kriged model.

Table 13-18 Block Statistics for Jabali Central

13.4.10.2 Swath Plots

Swath plots (plots of average grade by coordinate axis) were created to compare the different estimation methods to determine if any more local problems occur with the estimates. These plots show a good comparison of variations of grade.

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Figure 13-8 Central Gold Swath Plot East-West

Figure 13-9 Central Gold Swath Plot Vertical

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Figure 13-10 shows the grade tonnage curve for Central.

Figure 13-10 Jabali Central Grade Tonnage Curve

13.5 Jabalí Antenna

13.5.1 Database

The database used for the resource update was dated January 16th, 2015 and includes all drillholes up to the end of 2014.

For the purpose of this study, everything west of 708700E is considered to be Antenna zone, and everything east is Central.

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	Antenna
Drill campaign	Number of	Number of meters
2010	41	7,928
2011	81	11,612
2011-met	2	416
2011-geotech	2	249
2012	57	7,995
2012-met	2	430
2013	10	3,115
Total	195	31,745

Surface trenches were used as a general guide to geology especially where there was paucity of drill data. Trench assays were not used for estimation due to concerns about contamination and variable sample medium.

Figure 13-11 Jabali Antenna Cross Section (Looking Northeast)

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13.5.2 Exploratory Data Analysis

A full exploratory data analysis study was performed on the drillhole database. Logged lithology was the best at identifying high and low grade. QZBH types and QZST showed the best grades.

Other logged parameters that correlate well with grade are:

  Vuggy and diffuse banded quartz type

  Increased MnOx content

  Increased MNFS and MNFD (the fine black microcrystalline minerals) content

  Increased sphalerite

  Increased chalcopyrite

These variables, however, showed fairly gradational changes with substantial overlap between logged intensity groups. They could not be used to create “hard” boundaries, but can definitely serve as a guide to identifying higher grade material.

13.5.3 Interpretation of 3-D Solids

Geological interpretations were completed on north-south vertical cross sections. These were reconciled in 3D and linked to create the final wireframes. The following units were modeled:

  Quartz breccia/quartz veining (QZBH/QZVN) - outlines of units logged as either quartz breccia or quartz vein. Extremely low-grades (0.0X g/t Au) were excluded from these outlines. A minimum width was not used however narrow isolated veins were excluded (or included in quartz-stockwork).

  Quartz Stockwork (QZST) - low grade quartz Stockwork generally encompassing the QZBH/VEIN. These were outlines of units logged as quartz Stockwork (QZST), quartz veinlets (QZVT), or sometimes wallrock with >10% veining where indicated by continuity from adjacent holes.

  Gallery/Fill (GAL/RELL) - Outlines of intervals logged as gallery usually with 0% recovery, logged as fill, or intervals with extremely low recovery; generally <30% recovery, but sometimes up to 40% where required for continuity with adjacent holes, or if the low recovery interval was directly up or down hole of GAL or RELL.

  Overburden surface (COLV) - The thickness of overburden was taken from drill logs and interpolated over the modeled area. This thickness was subtracted from the topography wireframe to create a bottom of overburden surface.

  Saprolite surface (SADO) - the thickness of Saprolite from surface was taken from drill logs, corrected to vertical thickness, and interpolated over the modeled area. This thickness was subtracted from the topography wireframe to create a bottom of overburden surface.

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  Saprock surface (SAPR) - the thickness of Saprolite from surface was taken from drill logs, corrected to vertical thickness, and interpolated over the modeled area. This thickness was subtracted from the topography wireframe to create a bottom of overburden surface.

  Fault/structure interpretation- Faults or fault zones that could be mapped hole-to-hole were interpreted on section.

Interpretations were completed by Tyler McKinnon with frequent reference to a parallel interpretation completed in 2012 by Andrey Kordeenok.

Since only one long section of uncertain origins exists as an archive of historical mining, the extents of the mined out areas was reconstructed based on observations of either fill or voids in drillholes.

Host rock stratigraphic interpretations were not completed to a degree that they could be used for this study.

Weathering and colluvium surfaces were created by calculating the vertical thickness of weathering units in drillholes and interpolating this thickness into a 6X6m grid that covers the extent of the deposit area. This thickness was then subtracted from topography to create the 3D surfaces.

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Figure 13-12 Jabali Antenna Sample Statistics by Domain

13.5.4 Capping and Compositing

Assay capping levels were determined using cumulative probability plots and decile analysis. These represent clusters of very high grade samples that have been defined by polygons on long section and used as separate domains for capping:

DOMAIN	Code	Cap Domain	Au-Cap level (g/t)
QZBH/vein	2000	0	35
	2000	2 (ANT)	60
	2000	3 (ANT)	32
Stockwork	3000	All	10
Waste	4000	0	18
Fault	6000	0	n/a
Colluvium	7000	0	12
Gallery	8000	0	22

Nominal 2 meter composites were created within each of the modeled zones. The length was allowed to vary up to 1m within modeled intervals to avoid the problem of small residual composites at the end of intervals. A 2m length was chosen as a compromise between the proposed mining method and grade/geological variability across the zones.

Assays were capped prior to compositing. Summary statistics of the capped 2m composites used for the grade estimate (AUC1) are presented in Figure 13-13 below.

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Figure 13-13 Jabali Antenna Composite Statistics by Domain

13.5.5 Block Model

A sub-celled block model was created that extends well beyond current drilling in anticipation of pit optimization. Table 13-19 shows the block model parameters.

Table 13-19 Jabali Antenna Block Model Parameters

	X	Y	Z
Model Origin	706700.0	1355324.0	140.0
Block Size	12.0	3.0	6.0
Number	384	313	94

A block size of 12X3X6 was chosen based on a reasonable expectation of SMU, the style of mineralization and drillhole spacing.

Modeled wireframes were filled with sub-celled blocks, to a minimum of 3X0.5X3m if necessary. Grades were estimated into the parent block (i.e. all sub-cells of the same domain in a parent block have the same grades).

The model contains variables as defined in Table 13-20.

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Table 13-20 Jabali Antenna Model Codes

DOMAIN	OBJ_INT	WEATHERING	WEATH
QZBH/vein	2000	Air/gallery/void	800
Stockwork	3000	Colluvium	700
Waste	4000	Fill	600
Fault	6000	Saprolite	300
Colluvium	7000	Saprock	200
Gallery	8000	Fresh	100
Air	9000

13.5.6 Density

Density (specific gravity) was applied to the model based on a combination of rock type and weathering intensity. The following table lists the SG applied to each sub-domain. Obvious erroneous data was removed from the dataset prior to calculating averages. Sub-domains without sample representation were estimated based on regression from other domains or general assumptions based on material type.

Table 13-21 Density Values by Rock Type and Weathering

Material	Weathering	Number	SG
Vein/breccia	Saprolite	0	2.10
	Saprock	0	2.40
	Fresh	73	2.56
Stockwork	Saprolite	0	2.00
	Saprock	0	2.20
	Fresh	121	2.57
Bedrock	Saprolite	1	1.90
	Saprock	12	2.40
	Fresh	564	2.64
Colluvium		0	1.70
Fill		0	1.90

13.5.7 Grade Estimation

13.5.7.1 Variography

A full suite of variograms were created for each estimation domain and estimated grade (Au and Ag). Where variograms were too poor to model, estimates of ranges and structures were based on observation of grade variability and continuity relative to other domains. Note that the variograms are based on normal scores and were back-transformed to obtain the values in the table below.

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Table 13-22 Gold Variograms – Jabali Antenna Model

DOMAIN	NUGGET	C1	RANGE1			C2	RANGE2
			STRIKE	DIP	ACROSS		STRIKE	DIP	ACROSS
2000	0.2	0.5	85	35	10	0.3	140	60	20
3000	0.4	0.3	60	40	10	0.3	300	200	15
4000	0.4	0.4	50	60	20	0.2	175	135	50
8000	0.2	0.4	20	30	10	0.4	150	70	15

13.5.8 Estimation Method

Search ellipse criteria were setup to ensure that all pass 1 and pass 2 blocks are estimated with at least 2 and up to 4 drillholes.

Table 13-23 Jabali Antenna Estimation Search Parameters

	Pass 1			Pass 2			Pass 3			Max
Domain	Search (m)	Min	Max	Search (m)	Min	Max	Search (m)	Min	Max	per DH
2000	60X10X45	4	12	90X15X67.5	4	12	120X20X90	2	12	3
3000	60X10X45	4	12	90X15X67.5	4	12	120X20X90	2	12	3
8000	60X10X45	4	12	90X15X67.5	4	12	120X20X90	2	12	3

Capped Au and Ag grades were estimated using Ordinary Kriging (OK). Inverse-Distance-Squared (ID2), and Nearest Neighbor (NN), and uncapped grades were also estimated for comparison and validation. Hard boundary conditions were used between all domains. 4X3X4 discretization points were used for the final estimate.

13.5.9 Resource Classification

The Jabali Antenna Resource was classified by a combination of minimum distance to a drillhole and the number of drillholes used to estimate the block. Polygons were drawn on long sections around contiguous areas that meet each criteria and applied to the block model for final categorization. The criteria are:

For reporting potential underground resources, any Indicated material was downgraded to Inferred.

Table 13-24 Jabali Antenna Resource Classification Criteria

Category	B2-Criteria
Indicated	Blocks estimated with at least two drillholes and within ~30m of nearest drillhole.
Inferred	Blocks estimated with at least two drillholes and within ~60m of nearest drillhole.
Other	Any other estimated block

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13.5.10 Model Validation

Grade estimates were validated using 4 methods:

  Visual comparison of block grades to composites on section and level

  Model vein and stockwork thickness compared to calculated true thickness in drillholes

  Comparison of global block statistics for the NN, ID2 and OK models

  Swath plots to examine positional differences between NN, ID2 and OK models

Only Indicated and Inferred blocks were used for validation.

13.5.10.1 Visual Comparison

Vertical cross sections and levels were created to compare grades in composites to estimated block grades. The following observations are made:

  In general block grades represent composites quite well.

  The use of dynamic anisotropy for ellipse and variograms orientation follows geological contact quite well.

  In places, narrow (few composites) low grade composites are overpowered by adjacent wider very high grade and may be producing overestimates in those areas. These areas are very limited and the opposite effect partially balances this problem.

  The presence of mined out material (especially at Antenna) causes problems for sample selection. For example, if a vein is entirely mined out, the ellipse needs to look much further for suitable composites for the estimate.

13.5.10.2 Comparison Block Statistics

The tables below compare block Au values interpolated with different interpolation methods at a 0g/t cutoff (i.e. all blocks). The nearest neighbor (NN) model is a representation of the declustered composite statistics. As can be seen, the means of each domain are all within a few percent which is very acceptable.

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Table 13-25 Global Model Statistics

13.5.10.3 Swath Plots

Swath plots (plots of average grade by coordinate axis) were created to compare the different estimation methods to determine if any more local problems occur with the estimates. These plots show a good comparison of variations of grade.

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Figure 13-14 Jabali Antenna Vein Swath Plot East-West

Figure 13-15 Jabali Antenna Stockwork Swath Plot East-West

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Figure 13-16 Jabali Antenna Gallery/Fill Swath Plot East-West

13.5.11 Grade Tonnage Curves

Grade tonnage curves for Antenna are presented below.

Figure 13-17 Grade Tonnage for Antenna Indicated Mineral Resource

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13.6 Los Angeles

13.6.1 Database

The database used for the resource update was dated February 13th, 2015 and includes all drillholes up to the end of 2014. A few holes from 2015 were also used to guide interpretations however assays were not yet available. Surface trenches were used as a general guide to geology but assays were not used for estimation due to concerns about contamination and variable sample medium. Drillholes used are shown in Table 13-7.

Table 13-26 Drill Database for Los Angeles

Drill campaign	Number of holes	Number of meters
2008	3	564.5
2010	3	335
2014	9	749.4
Total	15	1648.9

13.6.2 Geology

The Los Angeles structure strikes 240° and dips steeply to the north at approximately 75-85°. The ore grade portion is confirmed over at least 400m and is open along strike. The zones are also open down dip. The deepest current intersection is well mineralized at 120m vertical from surface. The stockwork zone varies from 3-12m thick, while the higher-grade breccias are 1.5 -3.5m thick.

The best gold grades are associated with hydrothermal breccia, quartz breccia and wall rock breccia with >25% veins and veinlets and banded texture with fine black sulfides.

The volcanic host rocks are moderately altered immediately adjacent to the stockwork and veining zones. In these areas, silicic and argillic alteration is present.

Surface saprolite alteration is developed to a depth of approximately 25m from surface.

The Los Angeles vein was previously mined and although the highest grade portions of the vein are likely gone, significant remnants in the hanging wall and footwall still contain mineralization. Drilling and long sections of historic mining confirm that there is no previous mining greater than 40-50m from surface.

Figure 13-18 shows a cross section of the Los Angeles deposit.

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1353250 N
699800 E
1353200 N
1353150 N
575 Elev
550 Elev
525 Elev
500 Elev
475 Elev
450 Elev
425 Elev
400 Elev
375 Elev
0
10
20
30
40
50
[Stock]
[Vein]
[Gallery_Fill]

Figure 13-18 Cross Section of Los Angeles Deposit (Looking Northeast)

13.6.3 Exploratory Data Analysis

Lithologies modelled are similar to those described in Mojon. Figure 13-19 shows the cumulative frequency diagrams for the vein and stockwork domains at Los Angeles.

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Figure 13-19 Cumulative Frequency Diagrams for Los Angeles Vein and Stockwork

13.6.4 Interpretation of 3-D Solids

Interpretations were based on logged lithology, quartz vein percent and to some extent gold grades. The following units were interpreted and wireframed:

  High-grade Quartz and hydrothermal Breccia (OBJ_GRP=2000) - Consists mostly of quartz-stockwork, quartz-breccia and hydrothermal breccia. Distinguished from the low grade quartz stockwork unit mostly on grade and higher quartz percent.

  Quartz Stockwork (OBJ_GRP=3000) - Based on logged quartz stockwork (QZST), hydrothermal breccias (BHBH) and andesite units with minor quartz stockworking.

  Gallery/Backfill (OBJ_GRP=8000) - based on logged observation of voids and fill material in drill core. Also, a long section of historic mining was used to limit the extents of interpreted gallery and fill. In addition, intervals with very low recovery were interpreted as gallery if indicated by adjacent holes.

  Weathering - Due to time constraints, a very simple model for weathering was used for this exercise. Anything that was less than 25m from surface was designated weathered (the approximate average depth to bottom of saprock).

13.6.5 Capping and Compositing

Capping was applied to assays prior to compositing:

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Table 13-27 Los Angeles Grade Capping by Rock

DOMAIN	Numeric Code	Cap Au-g/t	Cap Ag-g/t
HG/Vein	2000	30.0	100
Stock	3000	3.5	90
Waste	4000	1.5	45
Gallery	8000	5.0	100

Nominal 2 meter composites were created within each of the modeled zones. The length was allowed to vary up to 1m within modeled intervals to avoid the problem of small residual composites at the end of intervals. A 2m length was chosen as a compromise between the proposed mining method and grade/geological variability across the zones.

Assays were capped prior to compositing.

13.6.6 Block Model

A sub-celled block model was created that extends well beyond current drilling in anticipation of pit optimization. Table 13-28 shows the block model parameters.

Table 13-28 Los Angeles Block Model Parameters

	X	Y	Z
Model Origin	699600.0	1352980.0	354.0
Block Size	6.0	3.0	6.0
Number	80	94	38
Rotation	20deg Counter-clockwise about z Axis

13.6.7 Density

Density (specific gravity) was applied to the model based on a combination of rock type and weathering intensity. The following table lists the SG applied to the model. Domains without representation were inferred from other domains and material type.

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Table 13-29 Density Values by Rock Type and Weathering

Material	Weathering	Number	SG
Vein/breccia	Saprolite/ Saprock	0	2.20
	Fresh	10	2.38
Stockwork	Saprolite/ Saprock	13	2.20
	Fresh	15	2.37
Bedrock	Saprolite/ Saprock	13	2.20
	Fresh	51	2.38
Colluvium			1.70
Fill			1.80

The modeled mined out areas have poor or no recovery and varying portions of fill and voids. To apply SG to this material, the fill density was applied then factored by the estimated recovery %. So, an interval with 50% recovery in galleries would be given an SG of 1.9*50%=0.95t/m3.

13.6.8 Grade Estimation

13.6.8.1 Variography

Due to the small number of drillholes and samples, no useable variograms were available. When more data is available a geostatistical study should be performed.

13.6.9 Estimation Method

Table 13-30 Los Angeles Estimation Search Parameters

	Pass 1			Pass 2			Pass 3			Max
Domain	Search (m)	Min	Max	Search (m)	Min	Max	Search (m)	Min	Max	per DH
HG/Vein	50X10X50	3	12	75X15X75	3	12	100X20X100	1	12	2
Stock	50X10X50	3	12	75X15X75	3	12	100X20X100	1	12	2
Gallery	50X10X50	3	12	75X15X75	3	12	100X20X100	1	12	2

Capped Au and Ag grades were estimated using inverse-Distance-cubed (ID3) interpolation. Nearest Neighbor (NN), and uncapped grades were also estimated for comparison and validation. Hard boundary conditions were used between all domains. 4X3X4 discretization points were used for the final estimate.

13.6.10 Resource Classification

The Los Angeles Mineral Resource was classified by a combination of minimum distance to a drillhole and the number of drillholes used to estimate the block. Polygons were drawn on long sections around contiguous areas that meet each criteria and applied to the block model for final categorization. The criteria are:

  Inferred: Blocks estimated with at least two drillholes and within ~60m of nearest drillhole or within 30 meters of one drillhole
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  Other (not reported): Any other estimated block.

13.6.11 Model Validation

Grade estimates were validated using 4 methods:

  Visual comparison of block grades to composites on section and level

  Model vein and stockwork thickness compared to calculated true thickness in drillholes

  Comparison of global block statistics for the NN, ID2 and OK models

  Swath plots to examine positional differences between NN, ID2 and OK models

Only Inferred blocks were used for validation.

13.6.11.1 Visual Comparison

Vertical cross sections and levels were created to compare grades in composites to estimated block grades. The following observations are made:

  In general block grades represent composites quite well.

13.6.11.2 Model Block Statistics

Table 13-31 below compares block Au values interpolated with different interpolation methods at a 0g/t cutoff (i.e. all blocks). The nearest neighbor (NN) model is a representation of the declustered composite statistics. The means of the vein and stockwork domain are all within a 5% percent which is acceptable for an Inferred Resource. The mean of the gallery/fill domain differs by 20% between the NN and ID model.

Table 13-31 Jabali Antenna Interpolation Method Comparison

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13.6.11.3 Swath Plots

Swath plots are used to compare NN (declustered composites) to other estimation methods to determine if local differences occur in the models. Generally, the interpolated grades should track the NN grades but be smoother. If any extreme differences are indicated, the cause is investigated and changes made to the estimate if needed. As can be seen in the charts below, the grades are behaving as desired.

Figure 13-20 Los Angeles Qtz Bx Gold Swath Plot East-West

Grade tonnage curves of total resources within the 1500 pits are presented in Figure 13-21:

Figure 13-21 Los Angeles Grade Tonnage Curve

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13.6.12 Sensitivity and Capping

Table 13-32 shows a comparison between capped and uncapped average model grades at a 0 g/t cutoff.

Table 13-32 Los Angeles Capped and Uncapped Model Grade Comparisons

Domain	Capped Au g/t	Un-Capped Au g/t	% Metal Reduction
QZ-Breccia	3.84	4.14	-7%
Stockwork	0.58	0.67	-13%
Mined/Fill	1.44	2.20	-34%
Total	1.57	1.74	-10%

13.6.13 Analysis of Removing Existing Mill

There’s a small miner’s mill just to the north of the Los Angeles hanging-wall vein. The current proposed pit would require moving that mill. To determine the impact of not moving the mill a 25m buffer was put around current buildings and a pit optimization was run where no mining was permitted within this buffer. In addition, a pit was designed that would mine only the near surface, weathered material. The resources within the various pits are:

  Rip-able pit: 103,080t @ 2.72g/t for 9000oz

  25m buffer around mill: 207,560t @ 2.57g/t for 17,181oz

Figure 13-22 Constraint Imposed by Existing Los Angeles Mill

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13.7 San Juan

Due to small miner activity, open pit mining at San Juan is unlikely; however the potential for underground mining still exists.

Previous models were designed for open pit planning. The current model designed for underground mine planning with consideration to the recent Mojon underground mining study that indicated there is only modest selectivity possible across the vein due to ground conditions.

This section describes the methods and results of the re-interpretation, and resource estimation completed in February 2015. This new model was used to report EOY2014 resources/reserves at La Libertad.

13.7.1 Database

The data used for estimation of the San Juan resource model are summarized in Table 13-37. The final database for this study was issued on March 12th, 2013. All coordinates are in UTM WGS84 zone 16 north. No drilling has occurred at San Juan since 2012.

Holes 84001 to 84018 were not used due to poor location data. Holes PCR-047 to PCR-051 were also excluded due to poor reconciliation with recent, higher confidence data.

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Table 13-33 Drill Database for San Juan Deposit

Year	Type	Holes	Meters	Company	Comment
1984	DDH	18	2,353		Not Used
1995	RC	5	485	Greenstone	Not Used
2008	DDH	30	4,166	Greenstone
2010	DDH	32	4,618	B2Gold
2011	DDH	3	593	B2Gold
2012	DDH	15	2,217	B2Gold
Total	DDH&RC	103	14,432

The San Juan trend forms a vein and stockwork system trending 140° and dipping sub-vertically 80-90° to the NNW. Stockwork zones average 12m wide, with a range from 10-20m. Au grades in the stockwork zones are generally 0.1 -0.5 g/t Au with occasional spikey values.

Massive veins/vein breccias within the stockwork envelopes have an average true width of about 3m with a range of 1-11m. Higher gold grades are associated with vuggy, drusy and banded quartz veins.

Host rocks are moderately altered immediately adjacent to the stockwork and veining zones. Alteration types are typically silica and argillic with minor amounts of propylitic.

Surface saprolite alteration is developed to a depth of approximately 15-20m.

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SJ-08-002
SJ-08-015
SJ10-002
SJ-08-004
6406
550 Elev
525 Elev
500 Elev
475 Elev
450 Elev
425 Elev
400 Elev
375 Elev
0
10
20
30
40
50
[Stock]
[Vein]
[Gallery_Fill]

Figure 13-23 Cross Section of San Juan Deposit (Looking East)

13.7.2 Exploratory Data Analysis

A full exploratory data analysis study was performed on the drillhole database. Very few logged parameters correlated with gold grades. In fact, the final conclusion of the study indicates that QZBH and QZVN are the best indicators of higher grade mineralization. QZST and QZVT were good indicators of lower grade mineralization.

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Given the high CV of Au values in the QZBH/QZVN rock types, further domaining was investigated. The only logged parameter that showed grade differentiation was the quartz type (texture) codes. Of these the banded, drusy, and vuggy codes indicated higher gold grades. However these did not provide reliable zonation within the vein so grade was used as a further aid to subdivide the QZBH/QZVN domain.

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Figure 13-24 Cumulative Frequency Distributions by Rock Type – San Juan

13.7.3 Interpretation of 3-D Solids

Interpretations of quartz-stockwork (QZST) and quartz-vein/breccia (QZBH) were created on approximately 25m spaced vertical cross sections based on logged rock type, quartz vein percent, and Au grade. These interpretations were reconciled on levels, then sections were adjusted. This process was repeated several times until a suitable 3-D interpretation was completed. The sectional interpretations were linked to create wireframe solids of the QZBH and QZST units.

As a check on volume and comparison purposes, a parallel wireframing exercise was completed in Leapfrog Geo. The two versions of the wireframes compare very well.

Weathering surfaces were created by calculating the vertical thickness of weathering units in drillholes and interpolating this thickness into a 3 x 3m grid that covers the extent of the deposit area. This thickness was then subtracted from topography to produce 3D surfaces of the bottom of colluvium, bottom of saprolite and bottom of saprock.

The top portions of the deposit have been previously mined. In addition, local artisanal miners have been active on the San Juan vein in recent years. The small miners are not pumping water, so the depth of their activity is limited by the current water table, which is approximately equivalent to the “Jackson Tunnel” at an elevation of 440m.

13.7.4 Capping and Compositing

Capping was determined using decile and probability plots. The high grade outliers were flagged and viewed graphically to ensure they don’t form a distinct domain by location or shoot. A single high grade pod was observed and treated as a separate domain for capping.

Capping was applied to assays prior to compositing:

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Table 13-34 San Juan Capping Values

DOMAIN	Numeric Code	Cap Au-g/t	Cap Ag-g/t
HG/Vein Domain 1	2000	20.0	45.0
HG/Vein Domain 2	2000	50.0	75.0
Stock	3000	2.50	15.0
Waste	4000	2.50	10.0
Fill	8000	3.50	27.0
Colluvium	7000	2.00	4.0

A downhole composite length of 2m was chosen based on proposed mining method (and SMU), grade variability across the zones and the thickness of the zones. New composites were started at each of the tagged zone intervals. Composite lengths were allowed to vary a small amount within intervals to avoid the problem of small “residual” composites at the end of intervals.

Figure 13-25 Composite Statistics by Domain

13.7.5 Block Model

A sub-celled block model was created that extends well beyond current drilling in anticipation of pit optimization. Table 13-35 shows the block model parameters.

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Table 13-35 San Juan Block Model Parameters

	X	Y	Z
Model Origin	698,870.0	1,351,520.0	300.0
Block Size	6.0	2.0	6.0
Number	290	270	45
Rotation	40° Counter-clockwise about z Axis

13.7.6 Density

Density (specific gravity) was applied to the model based on a combination of rock type and weathering intensity. The following table lists the SG applied to each sub-domain. Obvious erroneous data was removed from the dataset prior to calculating averages. Sub-domains without sample representation were estimated based on regression from other domains or general assumptions based on material type.

Table 13-36 Density Values by Rock Type and Weathering

Material	Weathering	Number	SG
Vein/breccia	Saprolite	0	1.70
	Saprock	10	2.20
	Fresh	35	2.54
Stockwork	Saprolite	0	1.70
	Saprock	0	2.20
	Fresh	74	2.50
Bedrock	Saprolite	0	1.70
	Saprock	0	2.20
	Fresh	244	2.55
Colluvium		0	1.70
Gallery/Fill		0	1.90

The modeled mined out areas have poor or no recovery and varying portions of fill and voids. To apply SG to this material, the fill density was applied then factored by the estimated recovery %. So, an interval with 50% recovery in galleries would be given an SG of 1.9*50%=0.95t/m 3.

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Figure 13-26 Vertical long section (looking North) of mined out sectors (MOSECT) with drill hole pierce points

13.7.7 Grade Estimation

13.7.7.1 Variography

A full suite of variograms were created for each estimation domain and estimated grade. Where Variograms were too poor to model, estimates of ranges were made based on observation of grade continuity and comparison to other model-able domains and orientations.

Note that the variograms are based on normal score and were back-transformed to obtain the values in the table below.

Table 13-37 Gold Variograms - San Juan Model

DOMAIN	NUGGET	C1	RANGE1			C2	RANGE2
			STRIKE	DIP	ACROSS		STRIKE	DIP	ACROSS
2000	0.2	0.5	95	60	15	0.3	135	95	30
3000	0.2	0.6	65	90	15	0.2	160	125	30
8000	0.25	0.65	120	40	12	0.1	160	75	25

13.7.8 Estimation Method

Datamine’s dynamic anisotropy method adjusts the orientation of the search ellipse, and optionally model variograms, to the local orientation of mineralization wireframes. To mitigate the unwanted effect of very local extreme orientations (e.g. triangle at convergence of two splays), inputs were limited to reasonable values (generally the overall orientation of the stockwork +/-20°) (Table 13-38).

Table 13-38 San Juan Estimation Search Parameters

	Pass 1			Pass 2			Pass 3			Max
Domain	Search (m)	Min	Max	Search (m)	Min	Max	Search (m)	Min	Max	per DH
All Grade	60x10x45	3	10	90x15x67.5	3	10	120x20x90	1	10	2

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Hard boundary conditions were used between each of the estimation domains.

In the final estimate, average block grades were calculated using 3X2X3 discretization points.

13.7.9 Resource Classification

The San Juan Resource was classified according to the criteria in Table 13-39. Polygons were drawn on long sections around contiguous areas that meet the criteria and applied to the block model for final resource classification

Table 13-39 San Juan Resource Classification Criteria

Category	B2-Criteria
Inferred	Contiguous areas of ~60m drill spacing.
Other	All other estimated blocks

13.7.10 Model Validation

Grade estimates were validated using 4 methods:

  Visual comparison of block grades to composites on section and level

  Comparison of global block statistics for the NN, ID2 and OK models

  Swath plots to examine positional differences between NN, ID2 and OK models

Only Inferred blocks were used for validation.

13.7.10.1 Visual Comparison

Blocks were compared to composite grades on sections and levels using paper sections and on screen. The following observations are made:

  Local grade variability is sometimes high and at times it’s difficult to compare blocks and composites, however in general block grades represent composites quite well.

  The use of dynamic anisotropy for search ellipse orientation follows the geology wireframes very well.

  The model appears to be moderately smoothed, in places creating an overestimate compared to composites, and in other places creating an underestimate. On balance the interpolation seems to create an accurate representation of the ore body while averaging out extremes.

13.7.10.2 Comparison Block Statistics

Kriged block statistics were compared to the NN model as a representation of de-clustered composites to determine if any global biases were introduced during the estimate. The ID2 model is also presented for comparison.

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Inferred kriged grades are within 10% of the NN grades. These are within reasonable limits and suggest that a material bias is not present in the model. The higher grade in the kriged vein model is partially due to over-projection of low grade in the NN model (Table 13-40).

Table 13-40 San Juan Grade Interpolation Method Comparison

13.7.10.3 Swath Plots

Swath plots (plots of average grade by coordinate axis) were created to compare the different estimation methods to determine if any more local problems occur with the estimates.

Figure 13-27 San Juan Gold Swath Plot East-West

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As can be seen in Figure 13-27 the various models compare very well. As expected, the OK model shows the highest degree of smoothing, while the NN shows the least.

13.7.11 San Juan Underground Resource

The undiluted resource at San Juan in areas unaffected by mining (MOSECT 4) is:

Table 13-41 Underground Resource at San Juan

Classification	Cutoff g/t	Tonnes	Au g/t	Au cont Oz
Inferred	2.40	219,990	5.81	41,108

Figure 13-28 Grade tonnage curve comparing different interpolation methods

13.8 Mineral Resource Tabulation

La Libertad contains both open pit and underground Mineral Resources. The open pit Mineral Resources at La Libertad have been constrained by Whittle™ economic pit limits. The underground Mineral Resources are constrained by grade and continuity to demonstrate that they have the reasonable probability to be economically viable. They are presented in Table 13-42. Gustavson has reviewed the Mineral Resource estimates at La Libertad and accepts that these estimates meet the standards for NI43-101 Mineral Resources according to their classification. The effective date of the Mineral Resource Estimate is December 31, 2014.

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Mineral Resources are not Mineral Reserves and do not demonstrate economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves. The quantity and grade or quality is an estimate and is rounded to reflect the fact that it is an approximation. Quantities may not sum due to rounding.

Table 13-42 La Libertad Mineral Resource

Deposit Name	Res Class	Type	Cut-off	kTonnes	Au-g/t	kOz Au
Mojon	Indicated	OP	0.60	2,091.3	2.10	141.48
Jabali Central	Indicated	OP	0.73	1,982.0	3.01	191.52
Jabali Antenna	Indicated	OP	0.73	1,329.3	4.57	195.20
Spent Ore	Indicated	OP	0.76	4,365.5	0.87	122.11
TOTAL	Indicated			9,768.1	2.07	650.31
Deposit Name	Res Class	Type	Cut-off	kTonnes	Au-g/t	kOz Au
Mojon	Inferred	OP	0.60	181.7	2.41	14.09
Jabali Central	Inferred	OP	0.73	449.3	3.09	44.64
Jabali Antenna	Inferred	OP	0.73	423.3	3.38	46.04
Los Angeles	Inferred	OP	0.65	207.6	2.57	17.18
Spent Ore	Inferred	OP	0.66	2,440.0	0.70	55.00
SUBTOTAL	INFERRED	Open Pit		3,701.9	1.49	176.95
Deposit Name	Res Class	Type	Cut-off	kTonnes	Au-g/t	kOz Au
Mojon	Inferred	UG	2.40	497.4	3.79	60.68
Jabali Central	Inferred	UG	2.40	620.1	3.28	65.36
Jabali Antenna	Inferred	UG	2.40	1,094.7	4.72	165.99
San Juan	Inferred	UG	2.40	210.9	6.13	41.53
SUBTOTAL	INFERRED	Underground		2,423.1	4.28	333.56

Notes:
(1)	Mineral Resources are inclusive of Mineral Reserves.
(2)

All open pit Mineral Resources for Libertad are reported within $1,500 per ounce gold pit shells and above various cut-off grades, 0.73 g/t for Jabali, Antenna and Central zones, 0.65 g/t for Los Angeles and 0.60g/t for Mojon. Underground Mineral Resources for Jabali and Mojon are reported outside resource pit shells and above a cut-off grade of 2.4 g/t gold. San Juan Mineral Resources are reported outside the area of small miner activity and above a gold cutoff grade of 2.4 g/t/. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability. Due to the uncertainty which may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or measured Mineral Resources as a result of continued exploration.

(3)	Mineral Resources numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

13.9 Resource Estimate Risk Factors

Gustavson is unaware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that will materially affect the Mineral resource estimates for the five areas documented above. Some areas of uncertainty that could materially affect the Mineral resource estimates include the following:

  Precious metal pricing.

  Geological interpretations.

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  Structural interpretations.

  Pit slope angles.

  Geotechnical assumptions related to slope stability.

  Au/Ag recovery assumptions.

  Dilution considerations.

  Estimates of operating costs used to support reasonable cutoff grades.

13.10 Recommendations

Gustavson recommends the following works to enhance the Mineral resource estimate.

  Monitor model to mine reconciliation and determine if model is performing to desired levels.

  Compare model to additional drilling and assess whether an update to the model is required.

  Use vein type codes if enough coverage is available.

  Perform a change of support study to determine if any corrections to the model are required and if the current level of smoothing is appropriate.

  Additional drilling to upgrade the current Inferred Mineral Resource to Indicated and to expand the Mineral Resource.

  Further evaluate moving the existing Los Angeles mill.

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14 MINERAL RESERVE ESTIMATE (ITEM 15)

14.1 Conversion Assumptions, Parameters and Methods

The Mineral Reserve is determined by the use of the Whittle™ economic pit limit software. The algorithm is run on a diluted block model created by use of an algorithm created by Donald E. Cameron, a Qualified Person as defined by NI 43-101 an independent consultant to B2Gold. This algorithm and the mine designs were reviewed by Mr. Donald E. Hulse, a Qualified Person as defined by NI 43-101. Mr. Hulse confirms that the amount of dilution, the parameters (based on La Libertad production history) and the designs meet CIM standards.

The Mineral Reserves shown in Table 14-2 are contained within the current ultimate pit designs. B2Gold personnel have designed the pits and Gustavson has reviewed the work. The pit slope designs for Jabali are based on a 2012 study by Knight Piesold Ltd. of North Bay, Ontario. The designs for the other pits were based on work performed by DCR Ingenieros S.R.Ltda. of Lima Peru in 2007 with continuing work done by the same engineer, David Cordova Rojas, a Geomechanical Consultant. This work resulted in certain adjustments to pit slopes in the saprolites due to early mining experience. Examination of these pits during Gustavson’s site visit indicated no problems with the current designs.

14.2 Relevant Factors

The mine is currently in production so all productivities, costs and recoveries are based on actual performance in 2014. The pit limits are based upon the current La Libertad operating plan and all pits and roads are in existence. The economic parameters used for pit design are shown in Table 14-1.

Table 14-1 Economic Parameters for Pit Design

Common Economic Parameters
Gold Price	$1,300 / oz
Processing Gold Recovery	94.00%
% of Gross Gold and Silver Value Payable	99.57%
Total Refining, Transportation Costs	$0.39 / t-o
Processing Cost	$15.26 / t-o
Site General	$4.34 / t-o
Tailings Facility	$1.80 / t-o

Haulage Cost	Waste	Ore
Mojon	$2.32 / t-w	$1.76 / t-o
Spent Ore	$0.00 / t-w	$0.82 / t-o
Jabali Antenna	$1.78 / t-w	$7.53 / t-o
Jabali Central	$1.78 / t-w	$7.53 / t-o

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14.3 Mineral Reserve Tabulations

The Mineral Reserve at La Libertad includes material from three open pits, Mojon, Jabali Central and Jabali Antenna and a total for Spent Ore sourced from previously heap leached material. The effective date of the Mineral Reserve Estimate is December 31, 2014.

Table 14-2 La Libertad Mineral Reserves

Deposit Name	Res Class	Type	Cut-off	kTonnes	Au-g/t	kOz Au
Mojon	Probable	OP	0.69	911.1	1.51	44.23
Jabali Central	Probable	OP	0.84	2,159.2	2.74	190.21
Jabali Antenna	Probable	OP	0.84	501.1	4.20	67.67
Spent Ore	Probable	OP	0.76	4,365.5	0.87	122.11
TOTAL	Probable			7,936.9	1.66	424.22

Notes:
(1)	Mineral Reserves reported at a $1300per ounce gold price within design pits.
(2)	Cut-off grades and design pits based on 2015 budget costs.
(3)	Mineral Reserves reported are fully diluted. The amount of dilution applied varies by deposit.
(4)	Mineral Reserves are reported above a cut-off grade as listed in the above table (table 14-2)
(5)	Mineral Reserves numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Gustavson considers the risk to be low that the above Mineral Reserve estimates could be affected by mining, metallurgical, infrastructure, permitting or other relevant factors. The Jabali Antenna mining permit has been submitted and approval/receipt is expected in the first or second quarter of 2015. Other permits have been granted is a timely manner and Gustavson believes that there is minimal risk in the granting of this permit. The greatest risk is in metal prices

The conclusion of minimal risk is based on the long and profitable production history at La Libertad and the commitment of B2Gold to running the operations at above industry standards. This does not, however, mean that unforeseen changes could have either positive or negative effects on the Reserves in the future.

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15 MINING METHODS (ITEM 16)

15.1 Current Mining Method

La Libertad is a conventional surface mining operation utilizing small to mid-size equipment to drill, blast, excavate, and remove ore and waste from several active open pits. The mill processes 6050 mtpd which includes reprocessing spent heap leach ore; the latter varies from 2150 to 5000 mtpd. The current life of mine plan ends in year 2018; current Reserves have a waste to ore strip ratio of 13.2 to 1, not including reprocessing spent ores.

Drilling, blasting and ore control are performed by DESMINIC personnel. Loading and haulage of both ore and waste are performed by a contractor, Constructora Santa Fe Limitada (SANTA FE). The SANTA FE contract was originally signed on September 1, 2009, with 9 addenda, extending the term of contract to date. Based upon the 9th addendum to the contract, signed on November 8, 2013, the agreement continues until December 1, 2016.

15.2 Relevant Information

The La Libertad property has a mining history dating back to the 1900s under various owners. Prior to B2Gold’s purchase of the property in early 2009, the majority of the ores were processed by cyanide heap leaching. Because of poor recoveries (<40%), B2Gold built and began operating a conventional mill in 2009. Approximately 55% of the current life of mine Reserve is spent heap leach material which will be reprocessed in the existing mill.

Table 15-1 shows the planned production for 2014 versus the measured mill feed. The overall ore tonnage is very close to planned and the head grade is slightly higher than planned. Gustavson feels that this represents conclusive evidence that the resource estimation and planning process at La Libertad are accurate and effective.

Table 15-1 2014 Actual Production

MINE PRODUCTION ADJUSTED				2014
	ALL PIT		Actual	Budget	Var
ALL PIT	TOTAL MINED ORE	TM	2,093,417	2,167,649	97%
	MINED GRADE	gpt	2.33	2.16	108%
	OUNCES		156,711	150,639	104%
	STRIPPING RATIO	TM/TM	9.63	8.53	113%
	MOJON
MOJON	TOTAL MINED ORE	TM	1,253,838	1,064,457	118%
	MINED GRADE	gpt	1.86	1.72	108%
	OUNCES		75,088	58,961	127%
	TOTAL STRIPPING RATIO	TM/TM	8.62	6.95	124%
	JABALI
JABALI	TOTAL MINED ORE	TM	355,683	313,058	114%
	MINED GRADE	gpt	2.19	2.25	97%
	OUNCES		25,048	22,657	111%
	TOTAL STRIPPING RATIO	TM/TM	20.09	27.33	74%

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15.3 Relevant Parameters

Design of the ultimate pit and pit shells are based on Whittle Lerchs-Grossmann shell analysis and included access ramps. Parameters are shown in Table 14-1 above. Other pit design parameters which include pit slope angles are summarized in Table 15-2 and Table 15-3.

Table 15-2 La Libertad pit design parameters

Parameter	Value
Pit ramp width (m)	20
Pit ramp maximum gradient (%)	10
Minimum layback width(m)	20

Table 15-3 La Libertad pit slope design parameters

Domain	Bench Face Angle (°)	Bench Width (m)	Bench Height (m)	Inter-ramp Angle (°)
Saprolite and Saprock	60	6	6 (single bench)	32
Hanging Wall	70	9.5	18 (triple bench)	48
Foot Wall	70	9.5	18 (triple bench)	48
Mineralized and Altered Zones (Central pit)	70	9.5	18 (triple bench)	48
Mineralized and Altered Zones*	70	12	12 (double bench)	36

* assumes no depressurization

15.4 Production Rates, Mine Life, Unit Dimensions and Dilution

Production from La Libertad comes from the Mojon, Jabali Antenna and Jabali Central open pits and the spent heap leach ore at an annual ore production rate of 6050 mtpd. The life of mine schedule extends from 2015 to 2018 with 7.9 million tonnes of ore containing 394,180 troy ounces of gold and 47.3 million tonnes of waste. The mine has an overall stripping ratio of 6.0 to 1.

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Table 15-4 shows the annual life of mine production schedule for all open pits and the spent heap leach ore pile.

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Table 15-4 La Libertad Life of Mine Schedule

	Year
	2015	2016	2017	2018	TOTAL
Mojon
Ore tonnes	911,066				911,066
Gold Grade (gpt)	1.51				1.51
Waste tonnes	5,800,302				5,800,302
mtpd (ore)	2,496				2,496
Strip Ratio	6.4				6.4
Jabali Antenna Pit
Ore tonnes	238,031	263,087			501,118
Gold Grade (gpt)	4.09	4.30			4.20
Waste tonnes	3,553,455	2,197,239			5,750,694
mtpd (ore)	652	721			686
Strip Ratio	14.9	8.4			11.5
Jabali
Ore tonnes	273,255	532,740	957,711	395,512	2,159,218
Gold Grade (gpt)	2.52	2.73	2.92	2.45	2.74
Waste tonnes	9,097,273	14,389,088	10,583,962	1,642,299	35,712,622
mtpd (ore)	749	1,460	2,624	1,084	1,691
Strip Ratio	33.3	27.0	11.1	4.2	16.5
Spent Heap Leach Ore
Ore tonnes	785,898	1,412,423	1,250,539	916,640	4,365,500
Gold Grade (gpt)	0.87	0.87	0.87	0.87	0.87
mtpd (ore)	2,153	3,870	3,426	2,511	2,659
TOTALS
Ore tonnes	2,208,250	2,208,250	2,208,250	1,312,152	7,936,902
Gold Grade (gpt)	1.68	1.73	1.76	1.35	1.66
Waste tonnes	18,453,183	16,590,197	10,587,388	1,644,810	47,275,578
mtpd (ore)	6,050	6,050	6,050	7,210	6,215
Strip Ratio	8.4	7.5	4.8	1.3	6.0

15.5 Mine Design and layout

The existing arrangement of the Mojon pit and the process area is shown in Figure 15-1. The Jabali area is shown in Figure 15-2.

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Figure 15-1 Mojon Area General Arrangement

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Figure 15-2 Jabali Area General Arrangement

15.6 Development Requirements

La Libertad is in production and thus no preproduction requirements are needed.

15.7 Mining Fleet and Requirements

B2Gold supplies personnel and equipment related to drill and blast services, consumables management and technical services. Mine contractor DESMINIC supplies labor and equipment for ore and waste haulage from the mines to the mill and stockpile.

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The equipment currently in use at La Libertad is summarized in Table 15-5. Gustavson agrees that this fleet meets the production needs.

Table 15-5 Mobile Equipment Fleet

PRODUCTION EQUIPMENT
Track Excavator	24
Back Hoe	4
Articulated Truck	36
Rigid Frame Truck	14
Motor Grader	5
Tractor/Dozer	11

SUPPORT EQUIPMENT
Water Truck	6
Lube Truck	2
Tire Handler	4
Fuel Truck	4
Welder	2
Light Plant	13
Compactor	5
Generator	2
Utility Truck	9

PERSONNEL TRANSPORT
Bus	5
Pick Up	24

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16 RECOVERY METHODS (ITEM 17)

16.1 Operation Results

B2Gold completed 100% acquisition of Central Sun in March 2009. The primary assets acquired by B2Gold included the Limon Mine (95%) and La Libertad (100%) in Nicaragua. The La Libertad mill was expanded in 2013 to process about 6000 mtpd.

With sustained gold recovery at 94% the recovery circuit is very nearly optimized and the plant is well operated. Additional improvements will be limited.

Since it is an operating plant, this section discusses the plant flowsheet and metallurgical recoveries achieved in 2014.

Currently there are 96 employees in mill operations and 79 in mill maintenance.

Gustavson considers that the La Libertad operations are fully operational and have adequate and reliable sources of energy, water and process materials. No additional significant requirements are anticipated from projected future operations.

16.2 Flowsheet

The process flowsheet is given in Figure 16-1. The ore is trucked from the mine to the mill and dumped on to an apron feeder. The coarse material is crushed in a primary jaw crusher and combined with the fines and conveyed to the stockpile.

The coarse ore is sent to the grinding circuit consisting of a SAG mill and two ball mills.

The SAG discharge and the ball mill discharge have a common sump. The material from the sump is pumped to cyclones and the cyclone underflow goes to the ball mills.

The cyclone overflow goes to the thickener. The thickener underflow is pumped to the leach tanks.

The ground ore is leached in eleven tanks with oxygen and cyanide added to tank "0" and tank No. 3. Lead nitrate is also added to leach feed. The leached slurry is processed through a 6-stage CIP circuit where gold and silver soluble values are recovered from solution. The carbon from the first CIP tank is periodically removed and loaded into a special truck and delivered to the ADR plant for stripping, electrowinning and production of gold and silver dore bars. The stripped carbon is reactivated in a rotary kiln and recycled to the CIP circuit.

A general flow diagram of the process plant area is in Figure 16-2.

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Figure 16-1 Process Flow Diagram

16.3 Operating Costs

The operating milling costs for 2014 is given in Table 16-1. The processing cost for 2014 was $13.33/ton of ore. The maintenance cost was $2.75/ton of ore. The G & A for the plant was $4.56/ton of ore. The power price is $0.197/kw. The total cash operating cost per ounce of gold for 2014 was $572.

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Table 16-1 Mill Operating Costs

Unit Operation	2014 Cost ($/tonne processed)
Crush	0.45
Grind	7.32
Thickener	0.32
Leach	2.34
CIP	0.62
ADR	0.62
Electrowinning	0.25
Tailing Disposal	0.14
Detox	0
Met Lab	0.15
Process General/Utilities	0.96
Miscellaneous	0.29
TOTAL	13.33

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Figure 16-2 Plant Area General Arrangement

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17 PROJECT INFRASTRUCTURE (ITEM 18)

17.1 Infrastructure and Logistic Requirements

Table 17-1 lists all labor at the La Libertad site in 2015 by department.

Table 17-1 La Libertad Labor

CATEGORY	NUMBER OF PERSONNEL
Site General
Expatriots	6
Administration	15
Human Resources	5
Information Technology (IT)	1
Accounting	15
Warehousing	22
Environmental	20
Security	1
Health & Safety	12
Medical Clinic	7
Transportation	6
Food & Housing	24
Processing
Crushing	18
Grinding	11
Thickening	7
Leaching	4
Carbon in Pulp	4
ADR	10
Electrowinning & Refining	3
Tailings transport	0
Detoxification	0
Met. Laboratory	5
General Labor & Utilities	34
Processing Maintenance	79
Technical Services
Engineering	19
Geology	22
Mining
Mine General	8
Assay Lab& Maintenance	23
General Maintenance	12
Electrical Systems	0
Operation & Maintenace	21
Drilling	41
Blasting	15
Pumping	0
Construction	20
Total	490

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18 MARKET STUDIES AND CONTRACTS (ITEM 19)

18.1 Summary of Information

The commodities produced at La Libertad, gold and silver are all traded on various metals exchanges around the world and sold according to market price at the time of the sale. Historic market prices have been used to estimate future pricing.

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La Libertad Concession	NI 43-101 Technical Report

19 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT (ITEM 20)

All environmental studies are complete and all permits are in place except the permit to mine in the Jabali Antenna area. This application has been submitted and the permit is pending in the first quarter of 2015. Other permits have not been delayed and B2Gold has cordial relations with the environmental authorities and local communities. A complete list of permits can be found in Section 3.4.

B2Gold has been managing social issues and community stakeholder engagement in and around the region of Santo Domingo for the past three years. Mining of the adjacent Jabali Central Pit commenced in 2014. These continuous efforts to maintain a social license are being applied to the Jabali Antenna project.

Public consultation was undertaken in the following manner:

  Local Community: a total of 400 participants attended public and focus group meetings with the stakeholders of Santo Domingo.

  National and Regional levels: Consultation meeting with stakeholder and interest parties were held at the national and regional levels

Perceptions, concerns and suggestions raised by the community stakeholders were captured and have formed part of our social management plan.

These preparatory efforts culminated with the signing of agreements with local artisanal miner cooperatives.

B2Gold has worked and is continuing to work closely with the community of Santo Domingo near the Jabali Antenna Project area and has developed a corporate social responsibility (“CSR”) program that benefits all stakeholders. To do so, B2Gold completed a social-economic baseline study of SD to understand the opportunities for social investment programs. To date, B2Gold is supporting community driven projects in public health, education, and the development of small to medium enterprises. Over the last 4 years, we have completed in the order of 30 community development projects that benefit the community of Santo Domingo. Projects included water reservoirs construction, livestock pasture improvement programs, municipal landfill construction, and the award winning milk collection facility requested and managed by the local dairy farmers, among many others.

In late 2014, B2Gold initiated the voluntary resettlement program required in order to move forward with the Jabali Antenna Project. From the start, the establishment of trust-based relationships with the resettlement population was considered to be key to the program’s success. Currently, several of the required individual resettlement agreements have been signed and fluid communication has been maintained with each of the remaining property owners. Permitting and other requirements necessary for the Jabali Antenna Project remain on schedule.

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B2Gold aims as far as practicable to employ Nicaraguan citizens, both male and female, to work at La Libertad, maximizing those from the local communities. This has benefited Nicaragua in terms of creating jobs and passing on skills.

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20 CAPITAL AND OPERATING COSTS (ITEM 21)

20.1 Capital Cost Estimates

20.1.1 Basis for Capital Cost Estimates

Capital cost estimates at La Libertad are based on budgetary numbers for year 2015 and life of mine estimates for years beyond this from past site experience. Mining and site general capital costs include a 15% contingency, while capital processing costs contain a 10% contingency.

Table 20-1 shows the LOM capital expenditures.

Table 20-1 La Libertad Capital Costs

CATETORY	TOTAL COST ($)
SURFACE MINING
Surface Mining	$9,500,000
Sustaining Capital	$3,450,000
Purchase Potential Properties	$3,810,504
Jabali resettlement	0
Waste Dump Prep & Under Drains	0
Electrical Transmission Line	$1,364,000
Pump station and treatment
Total Mining Capital	$18,124,504
PROCESSING
Sustaining Capital	$10,682,123
Tailings Storage Facility - 4th Stage	$16,594,580
Procure Site for New Tailings Storage Facility	$1,500,000
Construct New Tailings Storage Facility	0
Loader	$235,000
Total Processing Capital	$29,011,703
SITE GENERAL
Sustaining Capital	$2,000,000
Total Site General	$2,000,000

20.2 Operating Cost Estimates

The mining contract with SANTA FE was extended on November 8, 2013. The mining cost for loading and haulage beginning as of December 1, 2013 was US$ 2.752/m 3 including transport up to 1.2km. The ore from Jabalí Central and Jabalí Antenna have an additional charge of $5.80 per ore tonne over haulage costs from the Mojon pit.

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20.2.1 Basis for Operating Cost Estimates

The Mine began processing ore in the newly constructed mill on December 15 2009; production at the operation has been supported by detailed mine designs, mine schedules and a robust budgeting process. Based on this, Gustavson feels the operating costs are accurate and representative of future project expenditures.

Mine operating costs were developed on a “zero based” approached based on past costs captured from recent mine operations in the categories of drilling, blasting, pit dewatering and ore and waste haulage. General and Administration costs are also included and are composed of engineering, geology, mine general, assay laboratory and general maintenance.

Table 20-2 summarizes the mine operating cost per total tonne by open pit. Section 16-5 discusses processing operating costs.

Table 20-2 La Libertad Mine Operating Cost

Open Pit	Drilling ($/tonne rock)	Blasting ($/tonne rock)	Haulage ($/tonne rock)	G&A Mining ($/ tonne rock)	Total Cost ($/ tonne rock)
Mojon	$0.06	$0.26	$2.00	0.19*	$2.32
Jabali Antenna Pit	$0.00	$0.00	$2.37	$0.16	$2.53
Jabali	$0.11	$0.25	$2.20	$0.19	$2.75
Spent Heap Leach Ore	$0.00	$0.00	$0.82	$0.00	$0.82
TOTAL	$0.08	$0.21	$2.08	$0.23	$2.60

* Dewatering cost is for Mojon only and included in G& A Mining cost ($0.01/tonne rock)

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21 ECONOMIC ANALYSIS (ITEM 22)

21.1 Principal Assumptions

Gustavson’s cash flow model is based on La Libertad’s 2015 budget and life of mine planning and costs for the remaining years. Because many of the costs are based on specific site experience and existing contracts at La Libertad, Gustavson endorses both operating and capital costs.

21.2 Cashflow Forecasts and Annual Production Forecasts

The life of mine economic model is shown in

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Table 21-1. Based on the December 31, 2014 Mineral Reserve, mining and processing ceases in year 2018 followed by two years to complete final reclamation work.

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Table 21-1 La Libertad Life of Mine Economic Model

YEAR						
	2015	2016	2017	2018	2019	2020	TOTAL
PROCESSING PRODUCTION SCHEDULE							
Ore Tonnes Processed	2,208,250	2,208,250	2,208,250	1,312,152			7,936,902
Gold Grade Processed (g/t)	1.68	1.73	1.76	1.35			1.66
Silver Grade Processed (g/t)	10.14	11.27	8.40	7.56			9.55
Recovery - Gold (%)	94%	94%	94%	93%			94%
Recovery - Silver (%)	48%	60%	60%	60%			57%
METAL PRODUCED							
Gold Produced (troy ounces)	112,373	115,263	117,396	52,818			397,850
Silver Produced (troy ounces)	345,501	480,265	357,993	191,461			1,375,220
METAL PRICES							
Gold Price ($ per troy ounce)	$1,300.00	$1,300.00	$1,300.00	$1,300.00	$1,300.00	$1,300.00	
Silver Price ($ per troy ounce)	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00	
REVENUE							
Gross Gold Value	$146,085,520	$149,842,112	$152,614,252	$68,663,471	$0		$517,205,355
Gross Silver Value	$5,182,521	$7,203,974	$5,369,897	$2,871,908	$0		$20,628,299
Gross Production Value	$151,268,041	$157,046,086	$157,984,149	$71,535,379	$0		$537,833,654
OPERATING & REFINING COSTS							
Surface Mining - Mojon Operations	$16,805,179	$0	$0	$0	$0		$16,805,179
Surface Mining - Jabali Dozer Operations	$9,136,020	$6,697,419	$0	$0	$0		$15,833,439
Surface Mining - Spent Heap Leach Ore	$1,099,827	$2,003,752	$1,860,794	$1,492,068	$0		$6,456,441
Surface Mining - Other Ore	$0	$0	$0	$0	$0		$0
Surface Mining - Santa Maria Operations	$0	$0	$0	$0	$0		$0
Surface Mining - Jabali Operations	$23,060,067	$37,802,294	$34,830,894	$8,512,920	$0		$104,206,175
Underground Mining - Jabali Operations	$0	$0	$0	$0	$0		$0
Processing	$30,296,278	$30,459,324	$30,526,451	$17,844,930	$3,565		$109,130,549
Site General	$9,846,000	$9,974,066	$10,060,199	$6,466,968	$333		$36,347,567
Silver Sales	($1,538,560)	($1,578,124)	($1,607,320)	($730,934)	$0		($5,454,939)
Silver Credit	$0	$0	$0	$0	$0		$0
Refinery Charge	$338,386	$347,038	$369,678	$169,175	$0		$1,224,277
Transport of Gold - Internal	$4,643	$4,701	$4,744	$3,455	$0		$17,543
Transport of Gold - External	$150,120	$152,002	$153,391	$111,696	$0		$567,209
Supplies Inventory Exchange Rate Adjustment	$192,000	$192,000	$192,000	$192,000	$192,000		$960,000
Total Operating & Refining Costs	$89,389,960	$86,054,472	$76,390,830	$34,062,279	$195,898		$286,093,439
OTHER OPERATING COSTS							
Managua Office	$5,100,000	$5,100,000	$5,100,000	$1,325,000	$0		$16,625,000
Royalties	$3,025,361	$3,140,922	$3,159,683	$1,430,708	$0		$10,756,673
Taxes	$7,505,055	$7,293,407	$12,700,087	$5,638,819			$33,137,367
Depreciation, Amortization	$44,150,035	$55,746,224	$66,115,332	$31,151,089	$0		$197,162,681
Other (Income) Expense	$0	$0	$0	$0	$0		$0
Total Royalty & Refining Costs	$59,780,451	$71,280,553	$87,075,102	$39,545,616	$0		$257,681,721
NON-OPERATING COSTS							
Other costs	$2,050,000	$2,050,000	$2,050,000	$500,000	$0	$0	$6,650,000
	$0	$0	$0	$0	$0	$0	$0
Reclamation/ARO	$0	$0	$0	$0	$6,662,500	$6,662,500	$13,325,000
Total Non-operating Costs	$2,050,000	$2,050,000	$2,050,000	$500,000	$6,662,500		$13,312,500
CAPITAL COSTS							
SURFACE MINING							
Surface Mining	$8,500,000	$500,000	$500,000	0	0		$9,500,000
Sustaining Capital-Mining	$1,150,000	$1,150,000	$1,150,000	0	0		$3,450,000
Purchase Potential Properties	$3,810,504	0	0	0	0		$3,810,504
Jabali resettlement	0	0	0	0	0		0
Waste Dump Prep & Under Drains	0	0	0	0	0		0
Electrical Transmission Line	$1,364,000	0	0	0	0		$1,364,000
Pump station and treatment							0
Total Mining Capital	$14,824,504	$1,650,000	$1,650,000	0	0		$18,124,504
PROCESSING							
Sustaining Capital-Processing	$2,682,123	$7,000,000	$1,000,000	0	0		$10,682,123
Tailings Storage Facility - 4th Stage	$6,797,290	$6,797,290	$3,000,000	0	0		$16,594,580
Procure Site for New Tailings Storage Facility	$750,000	$750,000	0	0	0		$1,500,000
Construct New Tailings Storage Facility	0	0	0	0	0		0
Loader	$235,000	0	0	0	0		$235,000
Total Processing Capital	$10,464,413	$14,547,290	$4,000,000	0	0		$29,011,703
SITE GENERAL							
Sustaining Capital-Site General	$500,000	$500,000	$500,000	$500,000	0		$2,000,000
Kitchen, Dining Room &Camp Facilities	0	0	0	0	0		$0
Exploration	0	0	0	0	0		$0
ARO costs - salvage value	0	0	0	0	0		$0
Total Site General	$500,000	$500,000	$500,000	$500,000	0		$2,000,000
TOTAL CAPITAL COSTS	$25,788,917	$16,697,290	$6,150,000	$500,000	0		$49,136,207
NET INCOME (LOSS)	$2,009,522	$815,137	($5,081,371)	$908,773	($7,268,782)	($6,662,500)	($15,279,220)
OTHER COSTS							
Change in Supplies Inventory	$ 500,000	$ 500,000	$ 500,000	$ 500,000	0	0	$2,000,000
Difference Between Net Production Value & Sales	$ 0	$ 0	$ (0)	$ -	0	0	$0
Discretionary Costs - Capital	$ 25,541,417	$ 16,697,290	$ 6,150,000	$ 500,000	0	0	$48,888,707
Surface Mining - Mojon Prestripping	$ -	$ -	$ -	$ -	0	0	0
Surface Mining - Jabali Antenna Prestripping	$ -	$ -	$ -	$ -	0	0	0
Surface Mining - Santa Maria Prestripping	$ -	$ -	$ -	$ -	0	0	0
Surface Mining - Jabali Prestripping	$ 3,231,168	$ 5,211,557	$ 4,388,989	$ 904,797	0	0	$13,736,511
Underground Mining - Jabali Deferred Development	$ -	$ -	$ -	$ -	0	0	0
Exploration (moved from Capex tab)	$ 5,038,000	$ 4,000,000	$ 3,000,000	$ -	0	0	$12,038,000
Total Other Costs	$ 34,310,585	$ 26,408,847	$ 14,038,989	$ 1,904,797	0	0	$76,663,218
Operating Cash Cost per Gold ounce Produced (less silver credit)	$ 773	$ 657	$ 585	$ 590	0	0	
Total Cash Cost per Gold ounce Produced (less silver credit)	$ 842	$ 726	$ 653	$ 660	0	0	
CASHFLOW	$11,387,462	$30,298,866	$47,135,134	$39,791,507	($6,662,500)	($6,662,500)	
NPV 5%	$101,588,936						
NPV 8%	$94,452,785

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21.3 Taxes, Royalties and Other Interests

During the life of mine, taxes account for $33.1 million dollars, while royalty payments are $10.8 million.

21.4 Results

Based on a mine life from 2015 to 2018, the net present value (NPV) of the project at 5 and 8 per cent discount rate is $102.6 and $95.3 million dollars respectively. Table 21-1 is the La Libertad cash flow model. Two additional years (2019 and 2020) beyond mining and milling is required to complete reclamation of the site.

Gustavson has not completed any economic sensitivity analysis since the economics of the project are robust with total operating cash cost of $678 per troy ounce gold.

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22 ADJACENT PROPERTIES (ITEM 23)

Although there are surrounding mining concessions, none of the current Mineral Resources are near any of the boundaries of the property. All of them are isolated and have been limited by drilling and/or mapping.

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23 OTHER RELEVANT DATA AND INFORMATION (ITEM 24)

There is no other data at this time.

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24 INTERPRETATION AND CONCLUSIONS (ITEM 25)

24.1 Results

La Libertad is an operating, profitable, open pit operation. Mineral process plant recoveries are 94%, among the best in the industry, and cash operating costs of $767 per troy ounce gold. Results demonstrate that this will be expected to continue for the balance of the life of mine.

24.2 Significant Risks and Uncertainties

The Mine is current in all of its permits. No social or environmental obstacles have been encountered for the few permits that are necessary to complete the life of mine plan. The largest risk is the market price of gold and silver; however the current operating cost is still well below the market price.

24.2.1 Exploration

B2Gold is currently drilling to investigate the possibility for underground mining in several of the deposit areas. This does not impose any risk on the current mine plan; however it may have a positive impact in the future.

24.2.2 Mineral Resource Estimate

During the remaining life of mine, there will be a significant amount of Inferred Resources within the designed pits. This should represent a positive potential, and further drilling should increase confidence in future Mineral Reserve estimates and future cash flows.

24.2.3 Metallurgy and Processing

The process plant is currently operating efficiently and recovering 94% of the contained gold in the processed ore. With careful review some small cost savings may be achieved.

24.2.4 Projected Economic Outcomes

Risks in economic results are wholly reflected in the market price of gold and silver.

24.2.5 Foreseeable Impacts of Risks

Gustavson foresees no risks at this time sufficient to prevent the completion of the current life of mine plan.

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25 RECOMMENDATIONS (ITEM 26)

25.1 Recommended Work Programs

Gustavson recommends the following works which may be able to enhance and optimize the project’s performance.

  Monitor model to mine reconciliation and determine if model is performing to desired levels.

  Compare model to additional drilling and assess whether an update to the model is required.

  Perform a change of support study to determine if any corrections to the model are required and if the current level of smoothing is appropriate.

  Additional drilling to upgrade the current Inferred Mineral Resource to the Indicated category and to expand the Mineral resource. See budget below.

  Further evaluate moving the existing Los Angeles mill and/or the underground potential of the Los Angeles deposit.

  Examine potential savings of expanding reclamation closure activities as the operation nears the end of its operating life.

25.1.1 Costs

The bulk of these work items will be done in the normal course of business by the mine and corporate staff. The additional cost will be the 2015 drilling campaign to upgrade Inferred Resources and increase Resources for both surface and underground potential.

The expected work is estimated to cost $5 million. The 13,100 meters of drilling is distributed according to Table 25-1.

Table 25-1 -- 2015 Drill Recommendations

Target Area	Meters	# Holes	Purpose
Mojon Central UG	3,000	25	UG Resource Definition
Jabali Central West (ramp)	3,500	13	UG Resource Definition
Jabali Antenna East	4,800	17	UG Resource Definition
Los Angeles	1,000	10	OP Resource Definition
Other	800	9	Condemnation
TOTAL	13,100	74

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26 REFERENCES (ITEM 27)

  Scott, B. (2011). NI 43-101 Technical Report - Jabali Project, La Libertad Region, Nicaragua, May 12, 2011 (the “2011 Technical Report”);

  Scott Wilson RPA (2008) Technical Report on the Orosi Mine, Nicaragua, prepared for Central Sun Mining, June 26, 2008.;

  Pearson, W., Speirs, G. (2009). Technical Report on the Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone, NI 43-101 Report, March 14, 2009.

  David Cordova Rojas (2009), Asesoramiento Geomecánico en Mina Orosi, Prepared for B2Gold

  Mercer, Robert Ph.D., Knight Piesold Ltd. (2012), Open Pit Slope Design, Prepared for B2Gold

  Deschenes, G., BBA (2014), Scoping tests to improve gold and silver leaching from a sample from the Jabali-Antenna Mine, Prepared for B2Gold

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27 GLOSSARY

27.1 Mineral Resources

The Mineral Resources and Mineral Reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (November 27, 2010). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

27.2 Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

27.3 Technical Terms

The following general mining terms may be used in this report.

Table 27.3.1: Technical Terms

Term	Definition
Assay:	The chemical analysis of mineral samples to determine the metal content.
Arrastra	Small artisanal mill
Capital Expenditure:	All other expenditures not classified as operating costs.
Composite:	Combining more than one sample result to give an average result over a larger distance.
Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade	The grade of mineralized rock, which determines as to whether or not it is economic to
(CoG):	recover its gold content by further concentration.
Dilution:	Waste, which is unavoidably mined with ore.
Dip:	Angle of inclination of a geological feature/rock from the horizontal.
Fault:	The surface of a fracture along which movement has occurred.
Footwall:	The underlying side of an orebody or stope.
Gangue:	Non-valuable components of the ore.
Grade:	The measure of concentration of gold within mineralized rock. (g/t unless specified as other units of measure)
Hangingwall:	The overlying side of an orebody or slope.
Haulage:	A horizontal underground excavation which is used to transport mined ore.
Hydrocyclone:	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.
Igneous:	Primary crystalline rock formed by the solidification of magma.
Kriging:	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level:	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological:	Geological description pertaining to different rock types.
LoM Plans:	Life-of-Mine plans.
LRP:	Long Range Plan.
Material Properties:	Mine properties.
Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease:	A lease area for which mineral rights are held.

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Term	Definition
Mining Assets:	The Material Properties and Significant Exploration Properties.
Ongoing Capital:	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve:	See Mineral Reserve.
Pillar:	Rock left behind to help support the excavations in an underground mine.
RoM:	Run-of-Mine.
Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft:	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting:

A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.

Stope:	Underground void created by mining.
Stratigraphy:	The study of stratified rocks in terms of time and space.
Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide:	A sulfur bearing mineral.
Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening:	The process of concentrating solid particles in suspension.
Total Expenditure:	All expenditures including those of an operating and capital nature.
Variogram:	A statistical representation of the characteristics (usually grade).

27.4 Definition of Terms

The following abbreviations may be used in this report.

Table 27.4.1: Abbreviations

Abbreviation	Unit or Term
A	ampere
AA	atomic absorption
A/m2	amperes per square meter
ANFO	ammonium nitrate fuel oil
Ag	Silver
Au	Gold
AuEq	gold equivalent grade
°C	degrees Centigrade
CCD	counter-current decantation
CIL	carbon-in-leach
CoG	cut-off grade
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
cfm	cubic feet per minute
ConfC	confidence code
CRec	core recovery
CSS	closed-side setting
CTW	calculated true width
cv	Co-variance
°	degree (degrees)
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Abbreviation	Unit or Term
dia.	diameter
dmt	dry metric tonnes
$	United States Dollar
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
FA	fire assay
ft	foot (feet)
ft2	square foot (feet)
ft3	cubic foot (feet)
g	Gram
gal	gallon
g/L	gram per liter
g-mol	gram-mole
gpm	gallons per minute
g/t	grams per tonne
gpt	Grams per tonne
Ha or ha	hectares
HDPE	Height Density Polyethylene
hp	horsepower
HTW	horizontal true width
ICP	induced couple plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed
IFC	International Finance Corporation
ILS	Intermediate Leach Solution
kA	kiloamperes
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
kt/d	thousand tonnes per day
kt/y	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
L	Liter
L/sec	liters per second
L/sec/m	liters per second per meter
lb	pound
LHD	Long-Haul Dump truck
LLDDP	Linear Low Density Polyethylene Plastic
LOI	Loss On Ignition
LoM	Life-of-Mine
m	Meter
m2	square meter
m3	cubic meter
masl	meters above sea level
MARN	Ministry of the Environment and Natural Resources
max	maximum value
MDA	Mine Development Associates
mg/L	milligrams/liter
min	minimum value
mm	millimeter

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La Libertad Concession	NI 43-101 Technical Report

Abbreviation	Unit or Term
mm2	square millimeter
mm3	cubic millimeter
MME	Mine & Mill Engineering
Moz	million troy ounces
Mt	million tonnes
mtpd	Metric tonnes per day
MTW	measured true width
MW	million watts
m.y.	million years
NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101
OSC	Ontario Securities Commission
Oz or Oz	troy ounce
%	percent
PLC	Programmable Logic Controller
PLS	Pregnant Leach Solution
PMF	probable maximum flood
Ppb or PPB	parts per billion
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Description
SEC	U.S. Securities & Exchange Commission
sec	second
SG	specific gravity (tonnes per cubic meter)
SPT	standard penetration testing
st	short ton (2,000 pounds)
stpd	short tons per day
Std Dev	standard deviation
t	tonne (metric ton) (2,204.6 pounds)
t-w	tonnes waste
t-o	tonnes ore
t/h	tonnes per hour
t/d	tonnes per day
t/y	tonnes per year
TM	Metric tonnes
TM/TM	Metric tonnes/metric tonnes (stripping ratio)
TSF	tailings storage facility
TSP	total suspended particulates
µm	micron or microns
V	Volts
var	variance
VFD	variable frequency drive
W	Watt
XRD	x-ray diffraction
y	Year

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La Libertad Concession	NI 43-101 Technical Report

Appendix A

Certificates of Authors

Gustavson Associates, LLC	March 27, 2015

B2Gold Corp.	Certificates of Authors
La Libertad Concession	NI 43-101 Technical Report

DONALD E. HULSE, P.E.

Vice President

Gustavson Associates, LLC
274 Union Boulevard, Suite 450
Lakewood, Colorado 80228
Telephone: 720-407-4062 Facsimile: 720-407-4067
Email: dhulse@gustavson.com

CERTIFICATE of AUTHOR

I, Donald E. Hulse do hereby certify that:

1.	I am currently employed as VP of Mining by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado 80228

2.	I am a graduate of the Colorado School of Mines with a Bachelor of Science in Mining Engineering (1982), and have practiced my profession continuously since 1983.

3.	I am a registered Professional Engineer in the State of Colorado (35269), and a registered member of the Society of Mining Metallurgy & Exploration (1533190RM).

4.

I have worked as a mining engineer for a total of 30 years since my graduation from university; as an employee of a major mining company, a major engineering company, and as a consulting engineer. I have performed resource estimation and mine planning on numerous precious and base metals deposits for over 11 mining companies in three countries working as a consultant as well as an engineer or engineering manager for the Projects

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

Gustavson Associates, LLC	March 27, 2015

B2Gold Corp.	Certificates of Authors
La Libertad Concession	NI 43-101 Technical Report

6.

I am responsible for the preparation of the technical report entitled “NI 43-101 Technical Report, La Libertad Mine, La Libertad Region, Nicaragua,” dated March 27, 2015, with an effective date of December 31, 2014, (the “Technical Report”), with specific responsibility for Sections 1 through 4, 13 through 15, and 17 through 26. I most recently visited the property on February 9 to 10, 2015 for 2 days.

7.	I have not had prior involvement with the property that is the subject of this Technical Report.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11.

As of the effective date of this report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2015

/s/ (Signature)
Signature of Qualified Person

Donald E. Hulse .
Print name of Qualified Person

Gustavson Associates, LLC	March 27, 2015

B2Gold Corp.	Certificates of Authors
La Libertad Concession	NI 43-101 Technical Report

DEEPAK MALHOTRA, PhD

President

Resource Development, Inc.
11475 West I-70 Front Road North
Wheat Ridge, Colorado 80033
Telephone: (303) 422-1176 Facsimile: (303) 424-8580
Email: deepak@rdiminerals.com

CERTIFICATE OF AUTHOR

I, Deepak Malhotra, PhD do hereby certify that:

1.	I am President of:

Resource Development, Inc. (RDi)
11475 W. I-70 Frontage Road North
Wheat Ridge, CO, USA, 80033

2.	I graduated with a degree in Master of Science from Colorado School of Mines in 1973. In addition, I have obtained a PhD in Mineral Economics from Colorado School of Mines in 1977.

3.	I am a registered member of the Society of Mining, Metallurgy and Exploration, Inc. (SME), member No. 2006420RM.

4.

I have worked as a Metallurgist/Mineral Economist for a total of 40 years since my graduation from university; as an employee of several mining companies, an engineering company, a mine development and mine construction company, an exploration company, and as a consulting engineer.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report entitled “NI 43-101 Technical Report, La Libertad Mine, La Libertad Region, Nicaragua,” dated March 27, 2015, with an effective date of December 31, 2014, (the “Technical Report”), with specific responsibility for Sections 12 and 16. I most recently visited the property on February 9 to 10, 2015 for 2 days.

Gustavson Associates, LLC	March 27, 2015

B2Gold Corp.	Certificates of Authors
La Libertad Concession	NI 43-101 Technical Report

7.

I have had prior involvement with the property that is the subject of this Technical Report. In 2008 I performed metallurgical testing and process flow design for Central Sun Mining for the purpose of converting the mine from a heap leach to a mill and vat leach system.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2015

/s/ (Signature)
Signature of Qualified Person

Deepak Malhotra
Print name of Qualified Person
Gustavson Associates, LLC	March 27, 2015

B2Gold Corp.	Certificates of Authors
La Libertad Concession	NI 43-101 Technical Report

William J. Crowl

Associate Principal Geologist

Gustavson Associates, LLC
274 Union Boulevard, Suite 450
Lakewood, Colorado 80228
Telephone: 720-407-4062 Facsimile: 720-407-4067
Email: wcrowl@gustavson.com

CERTIFICATE of AUTHOR

I, William J. Crowl do hereby certify that:

1.	I am currently employed as Associate Principal Geologist by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado 80228

2.

I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and an MSc in Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973.

3.	I am a registered Professional Geologist in the State of Oregon (G573) and am a registered member of the Mining and Metallurgical Society of America (01412QP).

4.

I have worked as a geologist for a total of 40 years since my graduation from university; as a graduate student, as an employee of a major mining company, a major engineering company, and as a consulting geologist.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report entitled “NI 43-101 Technical Report, La Libertad Mine, La Libertad Region, Nicaragua,” dated March 27, 2015, with an effective date of December 31, 2014, (the “Technical Report”), with specific responsibility for Sections 5 through 11. I most recently visited the property on February 9 to 10, 2015 for 2 days.

Gustavson Associates, LLC	March 27, 2015

B2Gold Corp.	Certificates of Authors
La Libertad Concession	NI 43-101 Technical Report

7.	I have not had prior involvement with the property that is the subject of this Technical Report.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading

Dated this 27th day of March, 2015

/s/ (Signature)
Signature of Qualified Person

William J. Crowl .
Print name of Qualified Person

Gustavson Associates, LLC	March 27, 2015
La Lib 43-101 R35.docx